FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Managing Executive Officer
General Manager of Corporate Financial & Accounting Group
Date: June 05, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice of the 55th Ordinary General Meeting of Shareholders.

2.	Report for the year ended March 31, 2009 (Accompanying Materials for the 55th Ordinary General Meeting of Shareholders)

Notice of the 55th Ordinary General Meeting of Shareholders

to be held in Kyoto, Japan on June 25, 2009

Kyocera Corporation

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Notice:

1.	This is an English translation of the Japanese original of the Notice of the 55th Ordinary General Meeting of Shareholders distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

2.	The Notice of Resolution for the 55th Ordinary General Meeting of Shareholders will be available at the following website of Kyocera Corporation within 5 days after the Meeting.

http://global.kyocera.com/ir/s_info.html

Security Code 6971

June 5, 2009

To Our Shareholders:

Notice of the 55th Ordinary General Meeting of Shareholders

This is to inform you that Kyocera Corporation (the “Company”) will hold its 55th Ordinary General Meeting of Shareholders, as described below, which you are cordially invited to attend.

If you are unable to attend the Meeting, please exercise your voting rights in written form or electronically, after examining the attached reference documents for the General Meeting of Shareholders, no later than 5:30 p.m. Wednesday, June 24, 2009, Japan time.

[Method of exercising voting rights in written form (voting card)]

Please mark “for” or “ against” as to the agenda on the voting card enclosed herewith and return it by the above deadline for exercising voting rights.

[Method of exercising voting rights electronically (through the Internet, etc.)]

Please access the Internet website for exercise of voting rights (http://daiko-sb.gcan.jp) through a personal computer or mobile phone. Using the code and password written on the voting card enclosed herewith and following the guidelines set forth on the website, please mark “for” or “against” as to the agenda by the above deadline for exercising voting rights.

1. Time and Date:	10:00 a.m. on Thursday, June 25, 2009, Japan time

2. Place:	20th Floor Event Hall at the head office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting:

Matters to be reported:

(1)	Reporting of the substance of the business report, the consolidated financial statements and the result of audit of consolidated financial statements by the Accounting Auditor and the Board of Corporate Auditors for the year ended March 31, 2009; and

(2)	Reporting of the substance of the financial statements for the year ended March 31, 2009.

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Matters to be resolved:

Agendum No. 1:	Disposition of Surplus
Agendum No. 2:	Partial Amendments to the Articles of Incorporation
Agendum No. 3:	Election of twelve (12) Directors
Agendum No. 4:	Election of two (2) Corporate Auditors
Agendum No. 5:	Bonuses to Directors
Agendum No. 6:	Revision of Amount of Remuneration of Directors and Corporate Auditors in line with Reform of the Remuneration System for Directors and Corporate Auditors
Agendum No. 7:	Payment of Retirement Allowances to Retiring Directors and Payment of Settlement Funds to Directors and Corporate Auditor as a Result of Abolishment of the Retirement Allowance System

4. Matters relating to the Convocation:

[Treatment in case of multiple exercises of voting rights by a shareholder]

(1)	In the event that any shareholder exercises voting rights in written form (voting card) as well as electronically (through the Internet, etc.), the electronic exercise of voting rights shall supersede and be treated as the effective exercise of the voting rights.

(2)	In the event of multiple electronic exercises of voting rights (through the Internet, etc.) by a shareholder, the last electronic exercise of voting rights shall supersede and be treated as the effective exercise of the voting rights.

Very truly yours,

KYOCERA CORPORATION
Tetsuo Kuba
President and Representative Director

Notes:

1.	If you attend the Meeting, please submit the enclosed form for exercising voting rights to the receptionist.

2.	In the event that any change is necessary in the reference documents for the General Meeting of Shareholders, the business report, the consolidated financial statements or the financial statements, the Company shall give notice thereof to shareholders by posting it on the Company’s website (http://global.kyocera.com/ir/index.html), which can be accessed through the Internet.

3.	Taking into consideration the recent economic situation, etc., a buffet-style gathering after the General Meeting of Shareholders that was held until last year will not take place. Your understanding is appreciated.

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Reference Documents for General Meeting of Shareholders

Agenda and References are as follows:

Agendum No. 1:    Disposition of Surplus

The Company believes that the best way to meet shareholders’ expectations is to improve the consolidated performance of the Company on an ongoing basis.

The Company has adopted the principle that dividend amounts should be within a range of net income of the Company on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income. In addition, the Company determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for the medium to long-term growth of the Company.

Pursuant to this policy and based on full year performance through the year ended March 31, 2009 (hereinafter referred to as “this fiscal year”), the Company proposes a year-end dividend for this fiscal year in the amount of 60 yen per share, the same amount as in the year ended March 31, 2008 (hereinafter referred to as the “previous fiscal year”). When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 120 yen per share, the same amount as in the previous fiscal year.

The Company also proposes to effectuate a reverse of its reserve for research and development, reserve for dividends, reserve for retirement benefits, reserve for overseas investments, and general reserve, taking into account the Company’s financial status, performance through this fiscal year, and business conditions going forward.

The proposed disposition of surplus is as follows:

1.	Mattersrelating to Year-end Dividend

	(1)	Type of assets distributed as dividend:
Cash

	(2)	Matters relating to allocation to shareholders of assets distributed as dividend and aggregate amount thereof:
60 yen per share of Common Stock of the Company.
The aggregate amount thereof shall be 11,011,682,040 yen.

	(3)	Effective Date of distribution of surplus as dividend:
June 26, 2009

2.	Matters relating to disposition of Other Retained Earnings

	(1)	Item to be increased and amount thereof:

		Profit surplus carried over:	8,000,000,000 yen.

	(2)	Items to be reduced and amounts thereof:

		Reserve for research and development:	1,000,000,000 yen.

		Reserve for dividends:	1,000,000,000 yen.

		Reserve for retirement benefits:	300,000,000 yen.

		Reserve for overseas investments:	1,000,000,000 yen.

		General reserve:	4,700,000,000 yen.

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Agendum No. 2:    Partial Amendments to the Articles of Incorporation

1.	Reason for Amendments

The Law for Partial Amendments to the Law concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement for Trades of Stocks and Other Securities (Law No. 88, 2004) (hereinafter referred to as the “Settlement Streaming Law”) has become effective as from January 5, 2009, and the share transfer system for all shares of listed companies in Japan has been converted to a book-entry share transfer system (a so called “paperless share system”).

The Company is amending its Articles of Incorporation, concomitantly with such change in the system, as follows:

(1)	The amendments include deletion of provisions relating to share certificates, beneficial owners of shares and the register of beneficial owners, because these are no longer necessary under the paperless share system. In this connection, it should be noted, however, that Article 7 (Issuance of Share Certificates) has been deemed already abandoned on the effective date of the Settlement Streaming Law pursuant to Paragraph 1 of Article 6 of the Supplemental Provisions to the Settlement Streaming Law.

(2)	A Register of Lost Share Certificates is required to be prepared and maintained by the Company for a period of one year commencing immediately following the effective date of the Settlement Streaming Law, and necessary provisions are to be newly created in the supplemental provisions to the Articles of Incorporation in this connection.

(3)	In addition to the above, certain necessary amendments are to be made to adjust paragraph numbering and to alter wording.

2.	Substance of Amendments

The contemplated amendments are as follows:

(The underlined portion indicates the proposed amendments.)

Present Article	Proposed Amendment
Article 3. Location of Principal Office The principal office of the Company shall be located in Kyoto City.	Article 3. Location of Principal Office (Not amended in English translation)

Article 7. Issuance of Share Certificates The Company shall issue share certificates representing its shares.	<Deleted>

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Present Article	Proposed Amendment
Article 8. Acquisition of its Own Shares by the Company (Omitted)	Article 7. Acquisition of its Own Shares by the Company (Not amended)

Article 9.      Number of Shares Constituting a Share Unit and Non-Issuance of the Share Certificates for Shares not Constituting a Full Share Unit

1. The number of shares constituting a single share unit of the Company shall be 100.

2. Regardless of the provision of Article 7, the Company shall not issue any share certificates representing the shares not constituting a full share unit, except for the cases provided for in the Share Handling Regulations of the Company.

Article 8. Number of Shares Constituting a Share Unit The number of shares constituting a single share unit of the Company shall be 100. <Deleted>

Article 10.    Rights Relating to Shares not Constituting a Full Share Unit

Shareholders (which shall hereinafter include beneficial owners) of the Company cannot exercise their rights relating to shares not constituting a full share unit that they own except for the following:

Article 9.      Rights Relating to Shares not Constituting a Full Share Unit

Shareholders of the Company cannot exercise their rights relating to shares not constituting a full share unit that they own except for the following:

(1) The right provided for in the provisions of Article 189, Paragraph 2, of the Corporation Act;	(1)	(Not amended)
(2) The right to make a request provided for in the provisions of Article 166, Paragraph 1 of the Corporation Act;	(2)
(3) The right to receive allocation of offered shares and offered stock acquisition rights pursuant to the number of shares that the shareholders own; and	(3)
(4) The right to make a request provided for in the immediately following Article.	(4)

Article 11. Request to Sell Shares by Shareholders Holding Shares not Constituting a Full Share Unit (Omitted)	Article 10. Request to Sell Shares by Shareholders Holding Shares not Constituting a Full Share Unit (Not amended)

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Present Article		Proposed Amendment

Article 12.       Manager of Shareholders Register

1. The Company shall have a Manager of the Shareholders Register.

2. The Manager of the Shareholders Register and its management office shall be determined by a resolution of the Board of Directors and public notice thereof shall be given.

3. The preparation and keeping of the Shareholders Register (which shall hereinafter include the register of beneficial owners), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates of the Company and other matters relating to the share handling of the Shareholders Register, the Register of Stock Acquisition Rights and the Register of Lost Share Certificates shall be entrusted to the Manager of the Shareholders Register, and the Company shall not handle them.

Article 11.       Manager of Shareholders Register

1. The Company shall have a Manager of the Shareholders Register.

2. The Manager of the Shareholders Register and its management office shall be determined by a resolution of the Board of Directors and public notice thereof shall be given.

3. The preparation and keeping of the Shareholders Register and the Register of Stock Acquisition Rights and other matters relating to the share handling of the Shareholders Register and the Register of Stock Acquisition Rights shall be entrusted to the Manager of the Shareholders Register, and the Company shall not handle them.

Article 13 ò Article 40	(Omitted)	Article 12 ò Article 39	(Not amended)

<Newly added>		SUPPLEMENTARY PROVISIONS

<Newly added>

Article 1

The preparation and keeping of the Register of Lost Share Certificates of the Company and other matters relating to the Register of Lost Share Certificates shall be entrusted to the Manager of the Shareholders Register, and the Company shall not handle them.

<Newly added>		Article 2 The immediately preceding Article and this Article shall be effective until January 5, 2010, and shall be deleted as of January 6, 2010.

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Agendum No. 3:    Election of twelve (12) Directors

The terms of office of all twelve (12) Directors will expire at the close of this General Meeting of Shareholders. Accordingly, the Company proposes that twelve (12) Directors be elected.

The candidates for Director are as follows:

No.	Name (date of birth)	Brief Personal History, Title, Status and Representation of other Companies		Shares of the Company Owned by Candidate
1	Makoto Kawamura (Aug. 13, 1949)	Mar. 1973	Joined the Company	3,000
		Jun. 2001	Director of the Company
		Jun. 2003	Retired from the office of Director of the Company
Managing Executive Officer of the Company
		Jun. 2005	President and Representative Director and COO (Chief Operating Officer) of the Company
		Apr. 2006	President and Representative Director, President and Executive Officer of the Company
		May 2008	Representative Trustee of Japan Photovoltaic Energy Association [Present]
		Apr. 2009	Chairman of the Board and Representative Director of the Company [Present]

2	Yuzo Yamamura (Dec. 4, 1941)	Mar. 1965	Joined the Company	82,000
		Jun. 1987	Director of the Company
		Dec. 1992	President and Representative Director of Kyocera ELCO Corporation
		Jun. 1993	Retired from the office of Director of the Company
		Jun. 1995	Senior Managing Director and Representative Director of the Company
		Jun. 1999	Retired from the office of Director of the Company
		Jun. 2003	Director of the Company
		Apr. 2006	Vice Chairman of the Board and Representative Director of the Company [Present]
		Aug. 2006	General Manager of Corporate Communication Equipment Group [Present]
		Apr. 2009	Advisor and Director of Kyocera ELCO Corporation [Present]

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No.	Name (date of birth)	Brief Personal History, Title, Status and Representation of other Companies		Shares of the Company Owned by Candidate
3	Tetsuo Kuba (Feb. 2, 1954)	Jun. 1982	Joined the Company	2,000
		Jun. 2003	Executive Officer of the Company
		Jun. 2005	Managing Executive Officer of the Company General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group of the Company
		Apr. 2007	Senior Managing Executive Officer of the Company
		Jun. 2008	Director and Senior Managing Executive Officer of the Company
		Apr. 2009	President and Representative Director, President and Executive Officer of the Company [Present]

4	Tatsumi Maeda (Jan. 1, 1953)	Mar. 1975	Joined the Company	1,140
		Jun. 2001	Director of the Company
		Jun. 2003	Retired from the office of Director of the Company Managing Executive Officer of the Company General Manager of Corporate Business Strategy Division of the Company
		Jun. 2005	Deputy General Manager of Corporate Solar Energy Group of the Company
		Apr. 2007	Senior Managing Executive Officer of the Company General Manager of Corporate Solar Energy Group of the Company
		Jun. 2008	Director and Senior Managing Executive Officer of the Company
		Jan. 2009	General Manager of Corporate Solar Energy Group and Corporate Electronic Components Group of the Company [Present]
		Apr. 2009	Vice President and Representative Director, Vice President and Executive Officer of the Company [Present]

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No.	Name (date of birth)	Brief Personal History, Title, Status and Representation of other Companies		Shares of the Company Owned by Candidate
5	Hisao Hisaki (Jul. 2, 1946)	Mar. 1969	Joined the Company	5,171
		Jun. 1991	Director of the Company [Present]
		Jun. 2003	Managing Executive Officer of the Company
		Jul. 2003	Vice President of Kyocera (Tianjin) Sales & Trading Corporation
		Apr. 2005	President of Kyocera (Tianjin) Sales & Trading Corporation
		May 2005	Retired from the office of Executive Officer of the Company
		Mar. 2007	Chairman of the Board and President of Kyocera (Tianjin) Sales & Trading Corporation [Present]
		Apr. 2009	Senior Managing Executive Officer of the Company [Present]

6	Rodney N. Lanthorne (Feb. 5, 1945)	Sep. 1979	Joined Kyocera International, Inc.	(3,628 ADR)
		Jan. 1987	President and Director of the above company [Present]
		Jun. 1989	Director of the Company
		Mar. 1990	Managing Director of the Company
		Jun. 1999	Senior Managing Director and Representative Director of the Company
		Jun. 2003	Director of the Company [Present]

7	John S. Gilbertson (Dec. 4, 1943)	Jan. 1981	Joined AVX Corporation	(18,867 ADR)
		May 1994	Chief Operating Officer of the above company
		Jun. 1995	Director of the Company
		Jun. 1997	Director and President and Chief Operating Officer of AVX Corporation
		Jun. 1999	Managing Director of the Company
		Jul. 2001	President and Director and Chief Executive Officer of AVX Corporation [Present]
		Jun. 2003	Director of the Company [Present]

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No.	Name (date of birth)	Brief Personal History, Title, Status and Representation of other Companies		Shares of the Company Owned by Candidate
8	Yasuyuki Yamamoto (Apr. 2, 1951)	May 1976	Joined the Company	259
		Aug. 2002	General Manager of Corporate Mobile Communication Equipment Division of the Company
		Jun. 2003	Executive Officer of the Company
		Jun. 2005	General Manager of Corporate Mobile Communication Equipment Group of the Company
		Aug. 2006	General Manager of Corporate Mobile Communication Equipment Division of Corporate Communication Equipment Group of the Company
		Apr. 2007	General Manager of Corporate Mobile Communication Equipment Division and Corporate Communication Systems Equipment Division of Corporate Communication Equipment Group of the Company
		Apr. 2008	Senior Executive Officer of the Company Deputy General Manager of Corporate Communication Equipment Group of the Company [Present]
		Apr. 2009	Managing Executive Officer of the Company [Present]

9	Yoshihiro Kano (Apr. 5, 1953)	Aug. 1980	Joined Kyocera International, Inc.	199
		Jun. 1991	Transferred to the Company
		Oct. 2001	General Manager of Corporate Support Division 2 of Corporate Development Group of the Company
		Jun. 2005	Executive Officer of the Company Deputy General Manager of Corporate Development Group of the Company
		Apr. 2006	General Manager of Corporate Development Group of the Company [Present]
		Apr. 2009	Managing Executive Officer of the Company [Present]

10

No.	Name (date of birth)	Brief Personal History, Title, Status and Representation of other Companies		Shares of the Company Owned by Candidate
10	Goro Yamaguchi (Jan. 21, 1956)	Mar. 1978	Joined the Company	7,178
		Aug. 2002	Deputy General Manager of Corporate Semiconductor Components Sales Division of the Company
		Jun. 2003	Executive Officer of the Company
		Jul. 2004	General Manager of Corporate Semiconductor Components Sales Division of the Company
		Jun. 2005	Senior Executive Officer of the Company Deputy General Manager of Corporate Semiconductor Components Group of the Company
		Apr. 2009	Managing Executive Officer of the Company [Present] General Manager of Corporate Semiconductor Components Group of the Company [Present]

11	Shoichi Aoki (Sep. 19, 1959)	Mar. 1983	Joined the Company	1,085
		Sep. 2003	General Manager of Accounting Division of Corporate Business Systems Administration Division of the Company
		Jun. 2005	Executive Officer of the Company General Manager of Corporate Accounting Group of the Company
		May 2008	General Manager of Corporate Financial and Accounting Group of the Company [Present]
		Apr. 2009	Managing Executive Officer of the Company [Present]

12	Katsumi Komaguchi (Mar. 5, 1951)	Mar. 1986	Joined the Company	1,923
		Nov. 1998	General Manager of Printer Division of the Company
		Jun. 2001	Director (in charge of technology) of Kyocera Mita Corporation
		Jun. 2002	Managing Director of Kyocera Mita Corporation
		Jun. 2004	Director of Kyocera Mita Corporation
		Jul. 2004	Director and Senior Managing Executive Officer of Kyocera Mita Corporation
		Apr. 2006	Vice President and Representative Director, Vice President and Executive Officer of Kyocera Mita Corporation
		Apr. 2007	President and Representative Director, President and Executive Officer of Kyocera Mita Corporation [Present]
		Apr. 2008	Executive Officer of the Company
		Apr. 2009	Managing Executive Officer of the Company [Present]

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Notes:

1.	Mr. Makoto Kawamura is the Chairman of the Board of Dongguan Shilong Kyocera Optics Co., Ltd., with which the Company engages in transactions relating to sale and purchase of cutting tools and thin film devices, etc.

2.	Mr. Tatsumi Maeda is the Chairman of the Board of Kyocera (Tianjin) Solar Energy Co., Ltd., with which the Company engages in transactions relating to sale and purchase of solar energy related products, etc.

3.	Mr. Hisao Hisaki is the Chairman of the Board and President of Kyocera (Tianjin) Sales & Trading Corporation, with which the Company engages in transactions relating to sale of cutting tools and electronic devices, etc.

4.	Mr. John S. Gilbertson is the President and Director and Chief Executive Officer of AVX Corporation, with which the Company engages in transactions relating to sale and purchase of electronic devices, etc.

5.	There are no special interests between the candidates and the Company other than those set forth above.

6.	The number of shares of the Company owned by the candidates set forth above includes their ownership in the Stock Purchase Plan for Kyocera Group Executives.

7.	Candidates who beneficially own Common Stock of the Company by way of American Depositary Receipts (ADRs) are as follows:

Mr. Rodney N. Lanthorne: 3,628 shares of Common Stock of the Company (3,628 ADRs)

Mr. John S. Gilbertson: 18,867 shares of Common Stock of the Company (18,867 ADRs)

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Agendum No. 4:    Election of two (2) Corporate Auditors

The term of office of two (2) Corporate Auditors, Messrs. Yoshihiko Nishikawa and Shigekazu Tamura will expire at the close of this Meeting. Accordingly, the Company proposes that two (2) Corporate Auditors be elected.

With respect to this Agendum, consent from the Board of Corporate Auditors has been obtained.

The candidates for Corporate Auditor are as follows:

No.	Name (Date of birth)	Brief Personal History, Title, Status and Representation of other Companies		Shares of the Company Owned by Candidate
1	Yoshihiko Nishikawa (Sep. 11, 1945)	Mar. 1970	Joined the Company	2,222
		Jun. 1995	Director of the Company
		Jun. 2003	Retired from the office of Director of the Company Senior Executive Officer of the Company General Manager of Corporate Legal and Intellectual Property Division of the Company
		Jul. 2004	General Manager of Corporate R&D Division for Components and Devices of the Company
		Jun. 2005	Full-time Corporate Auditor of the Company [Present]

2	Yoshinari Hara (Apr. 3, 1943)	Apr. 1967	Joined Daiwa Securities Co., Ltd. (“Daiwa Securities”)	0
		Jun. 1991	Director of Daiwa Securities
		Sep. 1995	Managing Director of Daiwa Securities
		Oct. 1997	President and Representative Director of Daiwa Securities
		Apr. 1999	President and Representative Director and CEO of Daiwa Securities Group Inc. President and Representative Director of Daiwa Securities
		Jun. 2004	Chairman of the Board and Director of Daiwa Securities Group Inc.
		Jun. 2008	Chief Corporate Adviser of Daiwa Securities Group Inc. [Present]

Notes:

1.	There are no special interests between the candidates and the Company.

2.	The number of shares of the Company owned by the candidate set forth above includes his ownership in the Stock Purchase Plan for Kyocera Group Executives.

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3.	Matters with respect to outside Corporate Auditors are as follows:

(1)	Mr. Yoshinari Hara is a candidate for outside Corporate Auditor.

(2)	Reason for nomination of Mr. Yoshinari Hara as a candidate for outside Corporate Auditor:

The reason for nomination of Mr. Yoshinari Hara as a candidate for outside Corporate Auditor is that he is capable of conducting a general audit of corporate activities as a whole as an outside Corporate Auditor based on his abundant experience and knowledge of the management of a securities firm.

(3)	Mr. Yoshinari Hara currently holds the office of an outside Director of NEC Corporation. NEC Corporation is required as an issuer of ADRs to file annual reports with the U.S. Securities and Exchange Commission (hereinafter referred to as the “SEC”) pursuant to the Securities and Exchange Act of 1934. However, it has been unable to file with the SEC its annual reports for the fiscal years ended March 31, 2006 and thereafter because it has not been able to complete further analysis to support its revenue recognition required in the course of the audit of its consolidated financial statements for the fiscal year ended March, 31 2006. Because of this, the ADRs of NEC Corporation were delisted by NASDAQ in October 2007. Mr. Yoshinari Hara has regularly expressed his opinions at meetings of the Board of Directors of NEC Corporation regarding ensuring proper financial reporting, strengthening NEC Corporation’s compliance system including disclosure and its risk management system, etc.; and upon receipt of reports of the abovementioned events, deliberated future preventive measures and disclosure policies, etc., and made varied proposals and remarks to strengthen further the internal control system of NEC Corporation.

(4)	The Company will enter into an agreement with Mr. Yoshinari Hara regarding limitation of his liability for damages due to negligence in the performance of his duties, in accordance with paragraph 1 of Article 427 of the Corporation Act and Article 36 (Article 35, if Agendum No. 2 is approved as proposed) of the Articles of Incorporation of the Company. The maximum amount of damages to be pursued against him, as set under such agreement, will be limited to the smallest amount permissible under applicable laws and regulations.

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Agendum No. 5:    Bonuses to Directors

The Company proposes to pay bonuses to the twelve (12) Directors in office as of March 31, 2009 in an aggregate amount of 23.7 million yen taking into consideration the performance of the Company during this fiscal year.

Agendum No. 6:    Revision of Amount of Remuneration of Directors and Corporate Auditors in line with Reform of the Remuneration System for Directors and Corporate Auditors

It was resolved at the 51st Ordinary General Meeting of Shareholders of the Company, held on June 28, 2005, that the aggregate remuneration payable to the Directors shall amount to not more than 30 million yen per month. It was also resolved at the 37th Ordinary General Meeting of Shareholders of the Company held on June 27, 1991, that the aggregate remuneration payable to the Corporate Auditors shall amount to not more than 8 million yen per month.

The Company proposes that the remuneration system for Directors and Corporate Auditors be reformed; so that from among the three categories of remuneration to Directors and Corporate Auditors, namely, monthly remuneration, bonuses and retirement allowances, retirement allowances be abolished; and that thereafter, remuneration to Directors shall consist of “basic remuneration” and “bonuses to Directors” only. In line with such reform the aggregate remuneration payable to Directors and Corporate Auditors shall be revised as set forth below.

Currently, the number of Directors in office is twelve (12) and the number of Corporate Auditors in office is five (5), and if Agenda 3 and 4 relating to the election of Directors and Corporate Auditors, respectively, are approved as originally proposed by the Company, there will be no change in such numbers.

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1.	Directors

(1)	Basic remuneration

Basic remuneration constitutes of remuneration to be paid in compensation for the exercise of responsibility by each Director, and the aggregate remuneration payable to all Directors shall be no more than 400 million yen per year, taking into consideration the currently existing maximum imposed upon the aggregate amount of retirement allowances payable to Directors. As has been the Company’s past practice, such amount does not include the amount of any salaries for service as employees to be paid to Directors who are also serving as employees of the Company.

(2)	Bonuses to Directors

Traditionally, bonuses to Directors have constituted remuneration linked with the performance of the Company for each fiscal year. However, to clarify the criteria therefor, in line with the reform of the remuneration system for Directors and Corporate Auditors, it is proposed that the aggregate amount payable to all Directors shall not exceed 0.2% of the consolidated net income of the Company for the relevant fiscal year, provided that such amount shall in no case exceed 300 million yen annually, and such aggregate amount shall be distributed among the Directors in accordance with their respective levels of contribution to the performance of the Company.

2.	Corporate Auditors

In order to maintain the impartiality of audit, payment of bonuses to Corporate Auditors shall cease and only basic remuneration, which is not linked with the performance of the Company, shall be paid. The aggregate amount payable to all Corporate Auditors shall be no more than 100 million yen annually.

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Agendum No. 7:    Payment of Retirement Allowances to Retiring Director and Payment of Settlement Funds to Directors and Corporate Auditor as a Result of Abolishment of the Retirement Allowance System

The Company proposes to pay retirement allowances in amounts which are reasonable and in accordance with the standards prescribed by the Company to Messrs. Kensuke Itoh, Noboru Nakamura, Naoyuki Morita, Michihisa Yamamoto and Isao Kishimoto, who will resign from the office of Director at the close of this Meeting due to expiration of their terms, for services rendered during their terms of office.

It is also proposed that the particular amounts, timing and method of payment of such allowances to the retiring Directors be determined at a meeting of the Board of Directors.

Brief personal histories of the retiring Directors are as follows:

Name	Brief Personal History
Kensuke Itoh	May 1975	Director of the Company
	Aug. 1979	Managing Director of the Company
	Jul. 1981	Senior Managing Director of the Company
	Jun. 1985	Vice President and Representative Director of the Company
	Jun. 1989	President and Representative Director of the Company
	Jun. 1999	Chairman of the Board and Representative Director of the Company
	Jun. 2005	Advisor and Director of the Company [Present]

Noboru Nakamura	Jun. 1991	Director of the Company
	Jun. 1995	Managing Director of the Company
	Jun. 1997	Senior Managing Director and Representative Director of the Company
	Jun. 1999	Vice President and Representative Director of the Company
	Jun. 2003	Director of the Company
	Apr. 2006	Chairman of the Board and Representative Director of the Company
	Apr. 2009	Advisor and Director of the Company [Present]

Naoyuki Morita	Jun. 2003	Director of the Company
	Apr. 2006	Vice Chairman of the Board and Representative Director of the Company
	Apr. 2009	Director of the Company [Present]

Michihisa Yamamoto	Jun. 1987	Director of the Company
	Jun. 1989	Managing Director of the Company
	Jun. 1992	Senior Managing Director and Representative Director of the Company
	Jun. 1999	Vice President and Representative Director of the Company
	Jun. 2003	Representative Director of the Company
	Jun. 2005	Director of the Company [Present]

Isao Kishimoto	Jun. 1993	Director of the Company
	Jun. 1997	Managing Director of the Company
	Jun. 2001	Senior Managing Director of the Company
	Jun. 2003	Director of the Company [Present]

17

In addition, the Company is abolishing the retirement allowance system for Directors and Corporate Auditors in line with the reformation of the system for remuneration of Directors and Corporate Auditors. Concomitantly with this, the Company proposes to pay to Messrs. Makoto Kawamura, Yuzo Yamamura, Tetsuo Kuba, Tatsumi Maeda, Hisao Hisaki, Rodney N. Lanthorne and John S. Gilbertson, who will be reelected as Directors upon approval of Agendum No. 3 as proposed by the Company, and to Mr. Yoshihiko Nishikawa, who will be reelected as Corporate Auditor upon approval of Agendum No. 4 as proposed by the Company, settlement funds in respect of retirement allowances for services rendered during their terms in office up to the close of this Meeting, in amounts which are reasonable and in accordance with the standards prescribed by the Company.

It is also proposed that the timing of the payment of such settlement fund be when the relevant Directors and Corporate Auditor retire from their respective offices, and that the particular amounts, timing and method of payment thereof to the abovementioned Directors be determined at a meeting of the Board of Directors and to the abovementioned Corporate Auditor be determined through discussion among the Corporate Auditors.

Brief personal histories of the Directors and Corporate Auditor who are proposed to receive the settlement funds are as follows:

Name	Brief Personal History
Makoto Kawamura	Jun. 2005	President and Representative Director
	Apr. 2009	Chairman of the Board and Representative Director of the Company [Present]

Yuzo Yamamura	Jun. 2003	Director of the Company
	Apr. 2006	Vice Chairman of the Board and Representative Director of the Company [Present]

Tetsuo Kuba	Jun. 2008	Director of the Company
	Apr. 2009	President and Representative Director of the Company [Present]

Tatsumi Maeda	Jun. 2008	Director of the Company
	Apr. 2009	Vice President and Representative Director of the Company [Present]

Hisao Hisaki	Jun. 1991	Director of the Company [Present]

Rodney N. Lanthorne	Jun. 1989	Director of the Company
	Mar. 1990	Managing Director of the Company
	Jun. 1999	Senior Managing Director and Representative Director of the Company
	Jun. 2003	Director of the Company [Present]

John S. Gilbertson	Jun. 1995	Director of the Company
	Jun. 1999	Managing Director of the Company
	Jun. 2003	Director of the Company [Present]

Yoshihiko Nishikawa	Jun. 2005	Full-time Corporate Auditor of the Company [Present]

- END -

18

Report for the year ended March 31, 2009

(Accompanying Materials for the 55th Ordinary General Meeting of Shareholders)

Kyocera Corporation

Notice:

This is an English translation of the Japanese original of the Report for the year ended March 31, 2009 of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with nature and society.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of abundance and peace.

Kyocera was built upon a unique foundation: the human spirit

When I founded Kyocera, I didn’t have sufficient funding, let alone decent facilities or equipment. However, I was fortunate enough to have associates with whom I felt a spiritual bond. We shared every joy and pain, just like a family. I therefore decided to run this company with faith in the human spirit. The human spirit is said to be easily changed. Yet, when a deep sense of trust exists, I have found that there is nothing stronger or more reliable than our spiritual ties. Today, this faith in the human spirit forms the very heart of Kyocera.

Kazuo Inamori

Chairman Emeritus

Greetings

We are pleased to present to you our Report for the year ended March 31, 2009 (“fiscal 2009”).

The business environment was extremely tough in the fiscal period as the financial crisis sparked in the United States dragged the world economy into a major downturn while the yen continued to appreciate against major currencies. As a result, sales and profits fell below levels recorded in the previous fiscal year.

Amid this operating environment, Kyocera Group initiated a new management structure in April this year. Also amid this environment, we will return to our origins and strengthen the practice of our corporate philosophy, known as the “Kyocera Philosophy” and our management system, known as the “Amoeba Management System,” which have been driving forces behind the development of Kyocera Group since our earliest days. All employees will pool their collective capabilities to overcome the challenges facing us in these tough times, with our aim being swift improvement in business performance. Additionally, we will vigorously develop businesses for information and communication markets and for environment and energy markets, which are core markets with significant future growth potential for Kyocera Group, as we push forward confidently with efforts to be “a creative company that continues to grow.”

Kyocera Corporation celebrated 50 years in business in April this year. Established in April 1959, we started out as a components’ manufacturer specializing in fine ceramics. Since then, we have been dedicated to developing our business to provide assistance to our customers through ongoing enhancements in products and services in the hope of making a valuable contribution to society. At this key milestone in our history, we would like to express our sincerest gratitude to all shareholders for your unyielding support over the years.

We would very much appreciate your continued support of Kyocera Group in the coming years as well, as we forge ahead towards our goals.

Makoto Kawamura

Chairman of the Board and Representative Director

Tetsuo Kuba

President and Representative Director

(Accompanying Materials for the 55th Ordinary General Meeting of Shareholders)

Business Report (From April 1, 2008 to March 31, 2009)

1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries

(1) Business Progress and Results

In the year ended March 31, 2009 (hereinafter, “fiscal 2009” refers to the fiscal year ended March 31, 2009 and other fiscal years are referred to in a corresponding manner), the impact of the financial crisis triggered in the United States affected the real economy, resulting in rapid deceleration in the global economy commencing the second half of fiscal 2009. In the Japanese economy, exports decreased significantly due to the slowdown in overseas economies and appreciation of the yen against the U.S. dollar and Euro, while there was a significant decline in corporate production activity. As a result, the recession in the Japanese economy has become evident rapidly.

Due to the impact of the slumping global consumer spending, the digital consumer equipment market, which is a principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), posted sluggish growth in sales of mobile phone handsets, personal computers (“PCs”), flat panel TV sets and digital cameras. In addition, the business environment has changed dramatically commencing the second half of fiscal 2009 due to the sharp decline in corporate information technology investment. As a result, sales for both components business and equipment business decreased compared with fiscal 2008. The solar energy market expanded worldwide, due in part to subsidies from national governments despite harsh environment.

Consolidated Financial Results:

Consolidated net sales for fiscal 2009 amounted to ¥1,128,586 million, a decrease of 12.5% compared with fiscal 2008, due primarily to the impact of a decrease in demand affected by deteriorating business environment and to appreciation of the yen.

Amid such a harsh business environment, Kyocera Group continued to pursue synergies by effectively utilizing management resources and to aggressively release new products, while also promoting comprehensive Group-wide cost reductions. Nonetheless, profit from operations for fiscal 2009 decreased by 71.5% compared with fiscal 2008 to ¥43,419 million due mainly to a decrease in demand and product selling price erosion. Income before income taxes decreased by 68.0% to ¥55,982 million due to the decrease in profit from operations. Net income decreased by 72.5% to ¥29,506 million.

Average exchange rates for fiscal 2009 were ¥101 to the U.S dollar and ¥143 to the Euro, marking appreciation of ¥13 and ¥19, respectively, compared with fiscal 2008. As a result, net sales and income before income taxes after translation into the yen for fiscal 2009 were, for calculation purposes, pushed down by approximately ¥91.0 billion and ¥23.0 billion, respectively.

Highlights of Consolidated Results

Notes:

1.	In fiscal 2007, Kyocera Corporation sold its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services. As a result, business results and profit on sale of its shares of Kyocera Leasing Co., Ltd. for fiscal 2007 were recorded as income (or loss) from discontinued operations in accordance with accounting principles generally accepted in the United States As a result, figures for fiscal 2006 have been retrospectively reclassified.

2.	In fiscal 2006 and 2007, income from continuing operations before income taxes and minority interests are presented in the income before income taxes section.

3.	The amounts, numbers of shares and ratios (%) in this Report are rounded to the nearest unit.

4.	Graphs in this Report are presented solely for the reference.

Consolidated Results by Reporting Segment

Components Business:

Net sales:	¥577,055 million, down 15.1% year on year
Operating profit:	¥31,830 million, down 68.3% year on year

(1) Fine Ceramic Parts Group

Net sales:	¥61,730 million, down 24.1% year on year
Operating profit:	-¥240 million, down ¥11,407 million year on year

As a result of a substantial slump in component demand led by sharp decline in production activity in numerous industries, namely the semiconductor and automotive industries, overall sales and operating profit in this reporting segment decreased compared with fiscal 2008.

(2) Semiconductor Parts Group

Net sales:	¥135,137 million, down 12.6% year on year
Operating profit:	¥8,671 million, down 56.7% year on year

As a result of rapid deterioration in demand for ceramic packages used mainly in digital consumer equipment and organic packages used mainly in servers from the latter half of the second quarter of fiscal 2009, sales and operating profit in this reporting segment both decreased compared with fiscal 2008.

(3) Applied Ceramic Products Group

Net sales:	¥148,917 million, down 0.7% year on year
Operating profit:	¥27,469 million, down 15.9% year on year

Demand continued to show strong expansion until the third quarter, particularly in Europe and the United States, resulting in sales growth in the solar energy business compared with fiscal 2008. However, a significant decline in production activity in the automotive industry from the second half led to a decrease in demand for cutting tools. As a result, sales in this reporting segment decreased slightly compared with fiscal 2008. Operating profit was down due to one-off charge relating to an impairment of goodwill at a subsidiary as well as decreased sales for cutting tools.

(4) Electronic Device Group

Net sales:	¥231,271 million, down 21.4% year on year
Operating profit:	-¥4,070 million, down ¥40,594 million year on year

Demand for digital consumer equipment declined due to the global economic downturn, forcing a rapid decline in production of digital consumer equipment and inventory adjustments for components thereof from the second half. Further, the impact of a decline in component prices and yen appreciation coupled with an impairment loss of certain fixed assets led to decreases in sales and operating profit in this reporting segment compared with fiscal 2008.

Equipment Business:

Net sales:	¥448,055 million, down 10.0% year on year
Operating profit:	-¥4,216 million, down ¥50,540 million year on year

(1) Telecommunications Equipment Group

Net sales:	¥218,758 million, down 0.9% year on year
Operating profit:	-¥17,713 million, down ¥24,499 million year on year

Although the mobile phone handset related business newly acquired from SANYO Electric Co., Ltd. (“SANYO”) contributed to sales from fiscal 2009, replacement demand for mobile phone handsets in the Japanese market weakened sharply while sales in overseas markets also decreased. As a result, sales in this reporting segment decreased only slightly compared with fiscal 2008. This reporting segment recorded an operating loss in fiscal 2009 due to the impact of a decrease in sales combined with decline in product price and the execution of structural reform at an overseas subsidiary.

(2) Information Equipment Group

Net sales:	¥229,297 million, down 17.1% year on year
Operating profit:	¥13,497 million, down 65.9% year on year

Despite implementing various strategies to expand sales, such as continuous new product launches and extending sales networks, the impact of the yen’s appreciation against the Euro and U.S. dollar coupled with significant restrictions on information technology investment in the corporate sector resulted in a decrease in sales of printers and digital MFPs. As a result, both sales and operating profit in this reporting segment decreased compared with fiscal 2008.

Others:

Net sales:	¥126,043 million, down 9.0% year on year
Operating profit:	¥14,106 million, up 46.4% year on year

Sales in this reporting segment for fiscal 2009 decreased by 9.0% compared with fiscal 2008 to ¥126,043 million due primarily to a decrease in sales of materials for electronic components. Despite an impairment of goodwill at a subsidiary, operating profit increased by 46.4% compared with fiscal 2008 to ¥14,106 million due to one-time gains from sales of real estate.

Principal Management Measures and Significant Decision implemented during fiscal 2009:

1.	With the objective of further enhancing the Telecommunications Equipment Group, Kyocera completed acquisition of the mobile handset business of SANYO on April 1, 2008. Kyocera aims to improve profitability by pursuing synergies with the acquired business as well as by strengthening R&D, cost competitiveness and sales and marketing.

2.	Kyocera Mita Corporation, a consolidated subsidiary of Kyocera Corporation, acquired shares of TA Triumph-Adler AG (“TAAG”), a distributor of information equipment in Germany, through the voluntary takeover offer, and made it a consolidated subsidiary of Kyocera Mita Corporation in January 2009. It aims to further expand businesses by improving sales and marketing division and fulfilling a customer basis through utilization of business foundation in both companies.

3.	Kyocera Corporation acquired treasury stock in the amount of approximately 6.26 million shares by December 2008 in order to prepare for the expeditious execution of capital strategies, such as a stock swap, in the future.

(2) Capital Expenditures

During fiscal 2009, Kyocera made capital expenditures to increase production volume in the solar energy business. In the fourth quarter of fiscal 2009, Kyocera substantially slowed down capital expenditures in other business in reaction to deteriorating business environment. As a result, capital expenditures for fiscal 2009 totaled ¥63,055 million, a decrease by ¥22,046 million (25.9%) compared with fiscal 2008.

Required funds for fiscal 2009 were mainly financed from internal funds.

(3) Management Challenges

In order for Kyocera Group as a whole to overcome the current difficult circumstances and improve its performance, Kyocera has substantially changed its management structure by promoting young members of the management team as officers and directors of the Company and the group companies. Kyocera faces the following challenges in fiscal 2010 and beyond.

(i)	Establish Highly Profitable Corporate Structure

In fiscal 2010, it is expected that harsh business environment will continue, where expansion of sales is difficult. However, Kyocera will endeavor to enhance its corporate structure and to secure profitability even in the face of the current sluggish business environment. Particularly, Kyocera will manage its business by thoroughly implementing the “Kyocera Philosophy,” our corporate philosophy and the “Amoeba Management System,” our unique management system that is operated by small unit to achieve “maximum sales and minimum costs” by all employees’ effort. In order to improve profitability as quickly as possible, all divisions will engage in all-out cost cutting, including the reduction of manufacturing costs and review of capital expenditures plans.

In addition, Kyocera will improve the profitability of existing businesses and develop competitive new products and technologies to establish a highly profitable structure by efficiently utilizing Kyocera’s management resources to pursue synergetic effects.

(ii) Business Expansion in Important Markets

Kyocera will expand its businesses in the information and communication market and the environment and energy market. In the information and communication market, it is ensuring the linkage of new business opportunities with its business expansion, such as commencement of provision of new generation high speed wireless communication service in the domestic market. It also aims to expand its component business and equipment business by releasing products meeting the need for advanced digital consumer equipment in a timely fashion.

In the environment and energy market, further growth is expected due to raising awareness of environmental issues. Kyocera will continue to implement strategic investments to expand production capacity for solar cells and modules. It will also make efforts to reduce manufacturing costs and to improve conversion efficiency and expand solar energy business as a core business of Kyocera Group. In addition, it will make further efforts to expand its business in the environment and energy market by creating new products and expanding product items such as solid oxide fuel cell (“SOFC”) based power generating units for home use, utilizing its fine ceramic materials technologies.

Note: Forward-Looking Statements

Certain of the statements made in this Report are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China; unexpected changes in economic, political and legal conditions in China; our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results; factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; inability to secure skilled employees, particularly engineering and technical personnel; insufficient protection of our trade secrets and patents; our continuing to hold licenses to manufacture and sell certain of our products; the possibility that future initiatives and in-process research and development may not produce the desired results; the possibility that companies or assets acquired by us may require more cost than expected for integration, and may not produce the returns or benefits, or bring in business opportunities, which we expect; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of disease; the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located; the possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and compliance obligations; fluctuations in the value of, and impairment losses on, securities and other assets held by us; and changes in accounting principles. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this Report.

(4) Four-Year Financial Summary

	(Yen in millions except per share amounts)
	For the years ended March 31,
	2006	2007	2008	2009
Net sales	1,173,544	1,283,897	1,290,436	1,128,586
Income before income taxes	117,237	156,540	174,842	55,982
Net income	69,696	106,504	107,244	29,506
Basic earnings per share (yen)	371.68	566.03	566.58	157.27
Total assets	1,931,522	2,130,464	1,976,746	1,773,802
Net assets	1,289,077	1,514,560	1,451,165	1,323,663
Net assets per share (yen)	6,865.75	8,028.45	7,659.72	7,212.32

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2.	Basic earnings per share is calculated using the average number of shares in issue during each respective fiscal period and net assets per share is calculated using the number of shares in issue at the end of each respective fiscal period.

3.	In fiscal 2007, Kyocera Corporation sold its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services. As a result, business results and profit on sale of its shares of Kyocera Leasing Co., Ltd. for fiscal 2007 were recorded as income or loss from discontinued operations in accordance with accounting principles generally accepted in the United States. Figures for 2006 have been retrospectively reclassified pursuant to the same standard.

4.	In fiscal 2006 and 2007, income from continuing operations before income taxes and minority interests are presented in income before income taxes section.

5.	In fiscal 2006, consolidated net sales remained at the same level as fiscal 2005 due to the decline in sales prices of components and the downsizing of camera business despite the steady increase in sales of the Applied Ceramic Products Group such as solar energy business. Consolidated net income increased as structural reforms came to fruition.

6.	In fiscal 2007, amid a favorable market environment manifesting strong demand for digital consumer equipment, net sales in the Components Business and the Equipment Business increased compared with fiscal 2006. Also all reporting segments in the Components Business and the Equipment Business recorded increases in profits. Consolidated net income increased due to tax refunds pursuant to the voidance of a portion of the original assessment relating to transfer pricing adjustment.

7.	Consolidated net sales for fiscal 2008 marked the highest. This result was attributed to an increase in net sales in the Components Business such as solar energy, which more than offset a decrease in net sales in the Equipment Business. Operating profit in the Equipment Business considerably increased due to the improvement of profitability, however, operating profit in the Components Business decreased due to the increase of depreciation. As a result, consolidated net income decreased due to the increase of depreciation. As a result, consolidated net income remained at the same level compared with fiscal 2007.

8.	Performance for fiscal 2009 is as stated in “(1) Business Progress and Results” on previous pages.

(5) Principal Business (as of March 31, 2009)

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment, etc. The principal products are as follows:

Reporting Segments	Principal Products
Fine Ceramic Parts Group

Information & Telecommunication Components,

Sapphire Substrates,

Components for Semiconductor Processing Equipment,
Components for LCD Manufacturing Equipment,
Automotive Components,
General Industrial Ceramic Components

Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices,

CCD/CMOS Sensor Ceramic Packages,

LSI Ceramic Packages,
Wireless Communication Device Packages,

Optical Communication Device Packages and Components,
Organic Multilayer Packages and Substrates

Applied Ceramic Products Group	Residential and Industrial Solar Power Generating Systems, Solar Cells and Modules, Cutting Tools, Micro Drills, Medical and Dental Implants, Jewelry and Application Products

Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

Timing Devices such as TCXOs, Crystal Units,
Clock Oscillators and Ceramic Resonators,

SAW Devices, RF Modules, EMI Filters,
Connectors,
Thermal Printheads, Inkjet Printheads,
Amorphous Silicon Photoreceptor Drums,

Liquid Crystal Displays

Telecommunications Equipment Group	CDMA Mobile Phone Handsets, Personal Handy Phone System (PHS) related Products such as PHS Mobile Phone Handsets and PHS Base Stations, Wireless Broadband Systems such as iBurst™

Information Equipment Group	ECOSYS Printers, Copying Machines, Multifunction Peripherals

Others

Telecommunication Engineering Business,

Integration Business on Information Systems and Network Infrastructures,

Data Center Business,

Management Consulting Business,

Chemical Materials for Electronic Components,
Electrical Insulators, Molded Products,

Hotel Business

(6) Significant Subsidiaries (as of March 31, 2009)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)	Ownership by Kyocera Corporation (%)	Principal Business
Kyocera Communication Systems Co., Ltd.	¥2,986	76.30	Information Technology Services
Kyocera ELCO Corporation	¥400	100.00	Manufacture and sale of electronic device related products
Kyocera Mita Corporation	¥12,000	100.00	Development, manufacture and sale of information equipment
Kyocera Chemical Corporation	¥10,172	100.00	Manufacture and sale of chemical materials for electronic components
Kyocera Kinseki Corporation	¥16,318	100.00	Manufacture of electronic device related products
Kyocera SLC Technologies Corporation	¥4,000	100.00	Manufacture and sale of organic multilayer printed circuit board
Japan Medical Materials Corporation	¥2,500	77.00	Development, manufacture and sale of medical materials and equipment
Kyocera International, Inc.	US$34,850	100.00	Investment and management service as a holding company to subsidiaries in North America region
AVX Corporation	US$1,763	69.06	Manufacture and sale of electronic device related products
Shanghai Kyocera Electronics Co., Ltd.	¥17,321	100.00	Manufacture and sale of ceramic related products and electronic device related products
Dongguan Shilong Kyocera Optics Co., Ltd.	HK$472,202	90.00	Manufacture and sale of cutting tools and thin film devices
Kyocera (Tianjin) Sales & Trading Corporation	US$10,000	90.00	Sale of fine ceramic related products, solar energy equipment, cutting tool and information equipment
Kyocera Asia Pacific Pte. Ltd.	US$105	100.00	Sale of ceramic related products and electronic device related products
Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	MYR28,000	100.00	Manufacture of telecommunications equipment
Kyocera Fineceramics GmbH	EURO1,687	100.00	Sale of ceramic related products, solar energy equipment and thin film devices

(7) Principal Business Sites (as of March 31, 2009)

Headquarters: 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto Japan

Japan:

Kyocera Corporation:	Kyocera SLC Technologies Corporation (Shiga)
Hokkaido Kitami Plant	Kyocera Solar Corporation (Kyoto)
Fukushima Tanagura Plant	Japan Medical Materials Corporation (Osaka)
Nagano Okaya Plant	Kyocera Kinseki Corporation (Tokyo)
Mie Ise Plant	Kyocera ELCO Corporation (Kanagawa)
Shiga Gamo Plant	Kyocera Display Institute Co., Ltd. (Shiga)
Shiga Yokaichi Plant	Kyocera Mita Corporation (Osaka)
Kagoshima Sendai Plant	Kyocera Mita Japan Corporation (Tokyo)
Kagoshima Kokubu Plant	Kyocera Optec Co., Ltd. (Tokyo)
Kagoshima Hayato Plant	Kyocera Communication Systems Co., Ltd. (Kyoto)
R&D Center, Yokohama	Kyocera Chemical Corporation (Saitama)
R&D Center, Keihanna (Kyoto)	Kyocera Realty Development Co., Ltd. (Tokyo)
R&D Center, Kagoshima	Hotel Kyocera Co., Ltd. (Kagoshima)
Hotel Princess Kyoto Co., Ltd. (Kyoto)
Kyocera International Co., Ltd. (Kyoto)

Overseas

Kyocera International, Inc. (U.S.A.)
Kyocera Industrial Ceramics Corporation (U.S.A.)
Kyocera America, Inc. (U.S.A.)
Kyocera Asia Pacific Pte. Ltd. (Singapore)
Shanghai Kyocera Electronics Co., Ltd. (China)
Kyocera (Tianjin) Sales & Trading Corporation (China)
Kyocera Solar, Inc. (U.S.A.)
Kyocera Mexicana, S.A. de C.V. (Mexico)
Kyocera (Tianjin) Solar Energy Co., Ltd. (China)
Kyocera Solar Europe S.R.O. (Czech Republic)
Kyocera Fineceramics GmbH (Germany)
Kyocera Tycom Corporation (U.S.A.)
Kyocera Precision Tools Korea Co., Ltd. (Korea)
Kyocera Korea Co., Ltd. (Korea)
Dongguan Shilong Kyocera Optics Co., Ltd. (China)
AVX Corporation (U.S.A.)
Kyocera ELCO Korea Co., Ltd. (Korea)
Kyocera Wireless Corp. (U.S.A.)
Kyocera Wireless (India) Pvt. Ltd. (India)
Kyocera Telecommunications Research Corporation (U.S.A.)
Kyocera Telecom Equipment (Malaysia) Sdn. Bhd. (Malaysia)
Kyocera Sanyo Telecom, Inc. (U.S.A.)
Kyocera Mita America, Inc. (U.S.A.)
Kyocera Mita Office Equipment (Dongguan) Co., Ltd. (China)
Kyocera Mita Europe B.V. (Netherland)
Kyocera Mita Deutschland GmbH (Germany)
TA Triumph-Adler Aktiengesellschaft (Germany)

(8) Employees (as of March 31, 2009)

Consolidated

Reporting Segments	Number of Employees	Change from the end of fiscal 2008
Fine Ceramic Parts Group	3,213	Decrease of 313
Semiconductor Parts Group	8,347	Decrease of 2,042
Applied Ceramic Products Group	6,170	Decrease of 55
Electronic Device Group	17,718	Decrease of 5,830
Telecommunications Equipment Group	4,782	Increase of 1,800
Information Equipment Group	12,775	Decrease of 443
Others	4,879	Decrease of 34
Headquarters	1,630	Decrease of 65

Total	59,514	Decrease of 6,982

Note: Number	of employees represents the total number of regular employees who work full-time.

Non-consolidated

Number of employees	13,973
Change from the end of fiscal 2008	Increase of 845
Average age	39.0
Average years of service	15.1

Note: Number	of employees represents the total number of regular employees who work full-time.

2. Shares (as of March 31, 2009)

(1) Total number of shares authorized to be issued:         600,000,000

(2) Total number of shares issued:                                      191,309,290

  (7,781,256 shares of treasury stock are included in the total number of shares issued set forth above.)

(3) Number of shareholders:                                                          65,582

(4) Major shareholders (Top 10)

Name	Number of Shares Owned (in thousands)	Shareholding Ratio (%)
State Street Bank and Trust Company	13,587	7.40
Japan Trustee Services Bank, Ltd. (Trust Account)	12,495	6.81
The Master Trust Bank of Japan, Ltd. (Trust Account)	11,855	6.46
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	9,763	5.32
The Bank of Kyoto, Ltd.	7,218	3.93
Kazuo Inamori	6,806	3.71
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.77
The Inamori Foundation	4,680	2.55
Citibank as Depositary Bank for Depositary Receipt Holders	3,839	2.09
KI Enterprise Co., Ltd.	3,550	1.93

        Note:    Shareholding ratios are calculated after deduction of the treasury stock.

3. Directors and Corporate Auditors

(1) List of Directors and Corporate Auditors (as of March 31, 2009)

Position	Name	Duties, Principal Occupation and Representation of other Companies
Advisor and Director	Kensuke Itoh

Chairman of the Board and Representative Director	Noboru Nakamura

Vice Chairman of the Board and Representative Director	Yuzo Yamamura	General Manager of Corporate Communication Equipment Group President and Representative Director of Kyocera ELCO Corporation

Vice Chairman of the Board and Representative Director	Naoyuki Morita	Chairman of the Board and Representative Director of Kyocera Communication Systems Co., Ltd.

President and Representative Director	Makoto Kawamura	President and Executive Officer Representative Trustee of Japan Photovoltaic Energy Association

Director	Michihisa Yamamoto	Deputy General Manager of Corporate Communication Equipment Group (in charge of manufacturing)

Director	Isao Kishimoto	President and Representative Director of Kyocera Kinseki Corporation

Director	Hisao Hisaki	Chairman of the Board and President of Kyocera (Tianjin) Sales & Trading Corporation

Director	Rodney N. Lanthorne	President and Director of Kyocera International, Inc.

Director	John S. Gilbertson	President and Director and Chief Executive Officer of AVX Corporation

Director	Tetsuo Kuba	Senior Managing Executive Officer General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group

Director	Tatsumi Maeda	Senior Managing Executive Officer General Manager of Corporate Solar Energy Group and Corporate Electronic Components Group

Full-time Corporate Auditor	Yoshihiko Nishikawa

Full-time Corporate Auditor	Kokichi Ishibitsu

Corporate Auditor	Osamu Nishieda	Attorney at Law

Corporate Auditor	Shigekazu Tamura	Certified Public Accountant

Corporate Auditor	Kazuo Yoshida	Professor, Graduate School of Management at Kyoto University

Notes:

1.	Other important jobs undertaken by Directors and Corporate Auditors in fiscal 2009.

(1)	Messrs. Kensuke Ito, Advisor and Director, Noboru Nakamura, Chairman of the Board and Representative Director, Yuzo Yamamura, Vice Chairman of the Board and Representative Director, Makoto Kawamura, President and Representative Director and Rodney N. Lanthorne, Director, serve as Directors of AVX Corporation.

(2)	Mr. Noboru Nakamura, Chairman of the Board and Representative Director, serves as an outside Director of KDDI Corporation.

(3)	Mr. Kazuo Yoshida serves as an outside Corporate Auditor of West Japan Railway Company.

2.	Messrs. Osamu Nishieda, Shigekazu Tamura and Kazuo Yoshida are outside Corporate Auditors.

3.	Mr. Shigekazu Tamura, Corporate Auditor, is a certified public accountant and a licensed tax accountant, and accordingly is an expert on finance and accounting.

4.	“Positions” and “Duties, Principal Occupation and Representation of other Companies” of seven Directors and one Corporate Auditor have been changed as of April 1, 2009, as follows:

Position	Name	Duties, Principal Occupation and Representation of other Companies
Advisor and Director	Noboru Nakamura

Chairman of the Board and Representative Director	Makoto Kawamura	Representative Trustee of Japan Photovoltaic Energy Association

Vice Chairman of the Board and Representative Director	Yuzo Yamamura	General Manager of Corporate Communication Equipment Group Advisor and Director of Kyocera ELCO Corporation

President and Representative Director	Tetsuo Kuba	President and Executive Officer

Vice President and Representative Director	Tatsumi Maeda	Vice President and Executive Officer General Manager of Corporate Solar Energy Group and Corporate Electronic Components Group

Director	Naoyuki Morita	Chairman of the Board and Representative Director of Kyocera Communication Systems Co., Ltd.

Director	Hisao Hisaki	Senior Managing Executive Officer Chairman of the Board and President of Kyocera (Tianjin) Sales & Trading Corporation

Corporate Auditor	Kazuo Yoshida	Professor, Graduate School of Economics at Kyoto University

(2) Directors and Corporate Auditors retired during fiscal 2009

One Director and two Corporate Auditors retired during fiscal 2009, as follows:

Position as of Retirement	Name	Duties, Principal Occupation and Representation of other Companies as of Retirement	Reason for Retirement	Retired Date
Director	Koji Seki	Chairman of the Board and Representative Director of Kyocera Mita Corporation	Resignation	June 26, 2008

Full-time Corporate Auditor	Yasuo Akashi		Resignation	June 26, 2008

Corporate Auditor	Shinji Kurihara	Chairman of Takeda Hospital Management Institute, Medical Corporation Koseikai Takeda Hospital	Expiration of term of office	June 26, 2008

(3) Remuneration to Directors and Corporate Auditors for fiscal 2009

	Number of Directors and Corporate Auditors	Amount of Remuneration (Yen in millions)
Directors	13	¥273
Corporate Auditors	7	¥49
(Outside Corporate Auditors out of 7 Corporate Auditors above)	(4)	(¥14)

Total	20	¥322

Notes:

1.	Amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for Directors who serve as such.

2.	As of the end of fiscal 2009, there were twelve Directors and five Corporate Auditors, with three of the latter being outside Corporate Auditors. The numbers set forth in “Number of Directors and Corporate Auditors” in the table above include one Director and two Corporate Auditors, with one of the latter being an outside Corporate Auditor, who retired from office at the close of the 54th Ordinary General Meeting of Shareholders held on June 26, 2008.

3.	Amount of remuneration includes aggregate bonuses to Directors in the amount of ¥24 million, which remains subject to approval of an agendum entitled “Bonuses to Directors” at the 55th Ordinary General Meeting of Shareholders to be held on June 25, 2009.

4.	Amount of remuneration includes ¥51 million, of which ¥47 million is for Directors and ¥4 million is for Corporate Auditors, which was recorded as reservation for retirement allowances for Directors and Corporate Auditors for fiscal 2009.

5.	In addition to the above, retirement allowances paid to a retired Director who died on December 25, 2008 and to a retired Director and a Corporate Auditor who retired from office at the close of the 54th Ordinary General Meeting of Shareholders held on June 26, 2008 were as follows:

— Two retired Directors ¥115 million

— One retired Corporate Auditor ¥12 million

Each of the above amounts includes retirement allowance for such two Directors and a Corporate Auditor, with ¥17 million being for the two Directors and ¥5 million for the Corporate Auditor, which was included in “Remuneration to Directors and Corporate Auditors” in this report and the reports for the past fiscal year.

(4) Outside Corporate Auditors

(i) Activities of outside Corporate Auditors during fiscal 2009

(a)	Mr. Osamu Nishieda, Corporate Auditor, attended all of the 12 meetings of the Board of Directors and all of the 10 meetings of the Board of Corporate Auditors which were held during fiscal 2009 and expressed his views based on his abundant knowledge and experience as an attorney at law.

(b)	Mr. Shigekazu Tamura, Corporate Auditor, attended all of the 12 meetings of the Board of Directors and 9 of the 10 meetings of the Board of Corporate Auditors which were held during fiscal 2009 and expressed his views based on his abundant knowledge and experience as a certified public accountant.

(c)	Mr. Kazuo Yoshida, Corporate Auditor, attended 8 of the 10 meetings of the Board of Directors and all of the 6 meetings of the Board of Corporate Auditors which were held during fiscal 2009 following his assumption of the office of Corporate Auditor and expressed his views based on his abundant knowledge from and experience in the study of economics.

(ii) Substance	of agreements regarding limitation of liability

Kyocera Corporation has entered into agreements with outside Corporate Auditors regarding the limitation of their liability for damages due to negligence in the performance of their tasks, in accordance with paragraph 1 of Article 427 of the Corporation Act and Article 36 of the Articles of Incorporation of Kyocera Corporation. The amounts of damages that may be pursued against them, as set under such agreements, are the smallest amounts permissible under applicable laws and regulations.

4. Accounting Auditor

(1)	Name of Accounting Auditor: Kyoto Audit Corporation

(2)	Remuneration and Other Amounts Payable to Accounting Auditor

Remuneration and other amounts payable by Kyocera Corporation to the Accounting Auditor for services for fiscal 2009	¥294 million
Total amount of cash and other financial benefits payable by Kyocera Group to the Accounting Auditor for services for fiscal 2009	¥587 million

Notes:

1.	The overseas subsidiaries of Kyocera Corporation are audited by an auditing firm other than that used by Kyocera Corporation as its Accounting Auditor.

2.	In the audit agreement between Kyocera Corporation and the Accounting Auditor, remuneration is determined without separately indicating amounts payable for auditing under the Corporation Act and for auditing under the Financial Instruments and Exchange Law. Accordingly, ¥294 million represents the aggregate remuneration for both of these auditing services.

(3)	Audit-related Service

Kyocera Corporation pays remuneration to Kyoto Audit Corporation for due diligence services concerning corporate combinations.

(4)	Policy Regarding Decision to Terminate or Not to Reappoint Accounting Auditor

In the event that the Board of Corporate Auditors determines that the Accounting Auditor is subject to any of the events as provided by Paragraph 1 of Article 340 of the Corporation Act, the Board of Corporate Auditors is authorized to terminate the office of such Accounting Auditor or to request the Board of Directors to consider proposing to the General Shareholders’ Meeting the termination or non-reappointment of such Accounting Auditor. Should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that such Accounting Auditor will be able to properly perform an audit, the Board of Directors, subject to prior consent of, or request from, the Board of Corporate Auditors, shall propose to the General Shareholders’ Meeting a resolution to terminate or not to reappoint such Accounting Auditor.

5. System and Policy

Kyocera Corporation has adopted through its Board of Directors the “Kyocera Group Basic Policy for Corporate Governance and Internal Control” as follows:

Kyocera Group

Basic Policy for Corporate Governance and Internal Control

Kyocera Group has made “Respect the Divine and Love People” its corporate motto and “to provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.” its management rationale.

Kyocera Group always strives to maintain equity and fairness, and faces all situations with courage and conscience, and it intends to realize transparent systems for corporate governance and internal control.

Under such corporate motto and management rationale, the Board of Directors is implementing a basic policy for corporate governance and internal control as described below.

This statement of basic policy sets forth such basic policy in accordance with Paragraph 5 and item 6 of Paragraph 4 of Article 362 of the Corporation Act, and Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Corporation Act, which require establishment of a system to ensure that conduct of business by the Directors will be in compliance with all applicable laws and regulations and the Articles of Incorporation and to ensure proper conduct of business by Kyocera Corporation (the “Company”) and Kyocera Group, as a whole.

I.    Corporate Governance

1.    Basic Policy for Corporate Governance

The Board of Directors of Kyocera Corporation defines the corporate governance of Kyocera Group to mean “structures to ensure that Directors conducting the business manage the corporations in a fair and correct manner.”

The purpose of corporate governance is to maintain soundness and transparency of management and to achieve fair and efficient corporate management, through which the management rationale of Kyocera Group can be realized.

The Board of Directors shall inculcate the “Kyocera Philosophy,” which is the basis of the management policy of Kyocera Group, into all Directors and employees working in Kyocera Group, and establish a sound corporate culture. The Board of Directors shall establish proper corporate governance through exercise of the Kyocera Philosophy (Note).

Note:	The “Kyocera Philosophy” is a corporate philosophy and life philosophy created through integration of the thoughts of the founder of Kyocera Corporation regarding management and life. The “Kyocera Philosophy” incorporates a wide range of matters relating to basic thoughts on management and methods of undertaking day-to-day work, based on the core criterion of “what is the right thing to do as a human being.”

2.    System for Corporate Governance

The Board of Directors of Kyocera Corporation determines, pursuant to the basic policy described in 1 above, the below-outlined system for corporate governance of Kyocera Corporation, which is the core company within Kyocera Group, to ensure that the conduct of business by the Directors is in compliance with all applicable laws and regulations and the Articles of Incorporation. The Board of Directors will constantly seek the ideal system for corporate governance and always evolve and develop its existing corporate governance system.

(1)  Organs of Corporate Governance

The Board of Directors shall establish a corporate structure in which the Corporate Auditors and the Board of Corporate Auditors will serve as organs of corporate governance pursuant to the provisions of the Articles of Incorporation, as approved by the General Meeting of Shareholders of Kyocera Corporation. Directors of Kyocera Corporation shall strictly observe the following, to ensure effective audit by the Corporate Auditors and the Board of Corporate Auditors:

(i)	Matters relating to employees to facilitate the tasks of Corporate Auditors (including matters relating to the independence of such employees from the Directors)

Representative Directors shall establish offices for the Corporate Auditors upon their request, and shall cause certain employees, nominated through prior discussion with the Corporate Auditors, to work in such offices to assist in the tasks of the Corporate Auditors and the Board of Corporate Auditors. Such employees, while still subject to the work rules of Kyocera Corporation, shall be under the instruction and supervision of each of the Corporate Auditors, and transfer, treatment (including evaluation) and disciplinary action relating to them shall be made only following discussion with the Corporate Auditors.

(ii)	System for reporting to the Corporate Auditors by Directors and employees and other systems relating to reporting to the Corporate Auditors

In the event that any Director becomes aware of any matter that breaches or may breach any law or regulation or the Articles of Incorporation, or in the event that any Director becomes aware of any matter that may cause substantial damage to Kyocera Group, he or she shall immediately report thereon to the Board of Corporate Auditors. In addition, in the event that any Corporate Auditor or the Board of Corporate Auditors requests a report from any Director pursuant to the Regulations of the Board of Corporate Auditors, such Director shall comply with such request.

Representative Directors shall cause the internal audit department to report regularly the status of the internal audit to the Corporate Auditors. In addition, upon request from the Corporate Auditors, Representative Directors shall cause any specified department(s) to report the status of their conduct of business directly to the Corporate Auditors. Representative Directors shall also maintain a “system for internal complaint reporting to the Board of Corporate Auditors,” established by the Board of Corporate Auditors, under which employees, suppliers and customers of Kyocera Corporation may submit complaints directly to the Board of Corporate Auditors.

(iii)	Other systems to ensure effective audit by the Corporate Auditors

In the event that Representative Directors are requested by any Corporate Auditor to effectuate any of the following matters, as necessary to establish a system to ensure effective audit by the Corporate Auditors, Representative Directors shall comply with such request:

a.	Attendance at important meetings;

b.	Inspection of minutes of important meetings, important approval documents and important agreements, etc.; and

c.	Meetings with Representative Directors to exchange opinions regarding management of Kyocera Corporation in general.

(2)  Kyocera Philosophy Education

Representative Directors of Kyocera Corporation shall undertake “Kyocera Philosophy Education” from time to time in order to inculcate the “Kyocera Philosophy” into the Directors (including themselves) and employees of Kyocera Group.

II.    Internal Controls

1.    Basic Policy for Internal Controls

The Board of Directors of Kyocera Corporation defines the internal controls of Kyocera Group to mean “systems to be established within the corporate organization to achieve management policy and master plans in a fair manner, in order for the Directors undertaking management of Kyocera Corporation to effectuate management policy.” The Board of Directors of Kyocera Corporation will establish internal controls through implementation of the “Kyocera Philosophy.”

2.    System for Internal Controls

Under the policy as described in 1 above, the Board of Directors shall cause Representative Directors to establish the systems described below. In addition, the Board of Directors shall constantly evolve and develop such systems, seeking an ideal system of internal controls.

(1)	Management and maintenance of information relating to conduct of business by Directors

Representative Directors shall establish the “Kyocera Disclosure Committee” as a system for making timely and appropriate disclosure of information and for properly maintaining information relating to the conduct of business by the Directors in accordance with applicable laws and regulations and the internal rules of Kyocera Corporation.

(2)	Internal Rules and systems relating to management of risk of loss, and systems to ensure that conduct of business by employees is in compliance with applicable laws and regulations and the Articles of Incorporation.

Representative Directors shall create a risk management department in order to establish a risk management system for Kyocera Group. Representative Directors shall also establish systems to undertake necessary actions from time to time.

Representative Directors shall establish “employee consultation corners” as an internal complaint reporting system within Kyocera Group, so that employees who become aware of any matter that breaches or may breach laws or regulations or the Articles of Incorporation or other internal rules can report thereon. The employee consultation corners will take appropriate action in respect of reports received thereby, which shall be treated in accordance with the Law for Protection of Reporters in the Public Interest.

(3)	Systems to ensure efficient conduct of business by Directors

Representative Directors shall clearly delegate authority and related responsibility by establishing an Executive Officer system to achieve efficient and effective conduct of business. Representative Directors shall cause the Executive Officers to report the status of their conduct of business, and, accordingly, a system shall be maintained under which Representative Directors can verify whether business is conducted efficiently.

(4)	System to ensure appropriate conduct of business at Kyocera Group

In addition to the matters described in (1) through (3) above, as a system to ensure the appropriate conduct of business at Kyocera Group, Representative Directors shall establish the Kyocera Group Management Committee. Such Committee shall discuss important matters relating to Kyocera Group and receive reports relating thereto. Representative Directors shall also establish an internal audit department in order to conduct audits regularly to evaluate the appropriateness of conduct of business at Kyocera Group.

The current status of systems established relating to internal control is as follows.

(1)	“Kyocera Code of Conduct” was established in June 2000.

(2)	Risk Management Division was established in September 2000 in order to create a thorough system to ensure compliance with laws and regulations and internal rules.

(3)	Kyocera Management Committee was established in January 2001, and was renamed the “Kyocera Group Management Committee” as from August 2002.

(4)	Kyocera Disclosure Committee was established in April 2003.

(5)	Employee Consultation Corners were established in April 2003, and serve as a part of the internal complaint system.

(6)	Executive Officer System was introduced in June 2003 to improve management efficiency.

(7)	Global Audit Division was established in May 2005 to undertake internal audits, and it conducts audits of the businesses of Kyocera Group regularly, reporting the results of such audits to the Directors and Corporate Auditors of Kyocera Corporation. It also serves as a mechanism for meeting the requirements of Article 404 of the Sarbanes-Oxley Act of the United States of America.

(8)	CSR Committee was established in November 2005.

Consolidated Balance Sheets

	(Yen in millions)
	March 31,		Increase (Decrease)
	2008	2009
	Amount	Amount
Current assets:
Cash and cash equivalents	¥447,586	¥269,247	¥(178,339	)*1
Short-term investments	147,503	202,143	54,640	*2
Trade notes receivables	20,375	13,750	(6,625)
Trade accounts receivables	205,522	158,754	(46,768)
Less allowances for doubtful accounts and sales returns	(4,352)	(4,669)	(317)
Inventories	205,212	199,641	(5,571)
Deferred income taxes	41,244	35,187	(6,057)
Other current assets	55,135	78,263	23,128

Total current assets	1,118,225	952,316	(165,909)

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	16,753	19,376	2,623
Securities and other investments	437,369	351,849	(85,520	)*3

Total investments and advances	454,122	371,225	(82,897)
Property, plant and equipment:
Land	57,155	57,077	(78)
Buildings	274,206	288,460	14,254
Machinery and equipment	718,812	707,399	(11,413)
Construction in progress	17,920	6,397	(11,523)
Less accumulated depreciation	(782,194)	(793,279)	(11,085)

Total property, plant and equipment	285,899	266,054	(19,845)
Goodwill	39,794	63,226	23,432	*4
Intangible assets	29,829	60,077	30,248	*4
Other assets	48,877	60,904	12,027

Total non-current assets	858,521	821,486	(37,035)

Total assets	¥1,976,746	¥1,773,802	¥(202,944)

Remarks:

*1	Cash and cash equivalents decreased due to payment in consideration of the business acquisition of SANYO, acquisition of treasury stock and transfer of the fund to short-term investments.

*2	Short-term investments increased due to an increase in deposits from cash and cash equivalents.

*3	Securities and other investments decreased due to a decrease in the market value of securities.

*4	Goodwill and intangible assets increased due to the acquisition of the mobile phone handset business of SANYO and TAAG.

Note:

The consolidated balance sheets and the consolidated statements of income of the previous fiscal year, indications of increase (decrease) of amounts and remarks are presented solely for the reference.

	(Yen in millions)
	March 31,		Increase (Decrease)
	2008	2009
	Amount	Amount
Current liabilities:
Short-term borrowings	¥7,279	¥11,000	¥3,721
Current portion of long-term debt	3,432	5,523	2,091
Trade notes and accounts payable	95,390	62,579	(32,811)
Other notes and accounts payable	66,757	43,452	(23,305)
Accrued payroll and bonus	43,207	41,756	(1,451)
Accrued income taxes	27,118	7,430	(19,688)
Other accrued liabilities	32,815	26,967	(5,848)
Other current liabilities	25,684	39,254	13,570

Total current liabilities	301,682	237,961	(63,721)

Non-current liabilities:
Long-term debt	8,298	7,189	(1,109)
Lease obligations	2,088	22,964	20,876	*1
Accrued pension and severance liabilities	15,041	34,567	19,526	*1
Deferred income taxes	118,016	71,539	(46,477	)*2
Other non-current liabilities	15,454	16,494	1,040

Total non-current liabilities	158,897	152,753	(6,144)

Total liabilities	460,579	390,714	(69,865)

Minority interests in subsidiaries	65,002	59,425	(5,577)
Stockholders’ equity:
Common stock	115,703	115,703	—
Additional paid-in capital	162,864	163,151	287
Retained earnings	1,143,821	1,150,050	6,229
Accumulated other comprehensive income	44,066	(54,673)	(98,739	)*3
Treasury stock, at cost	(15,289)	(50,568)	(35,279	)*4

Total stockholders’ equity	1,451,165	1,323,663	(127,502)

Total liabilities, minority interests and stockholders’ equity	¥1,976,746	¥1,773,802	¥(202,944)

Remarks:

*1	Lease obligations and accrued pension and severance liabilities increased due to the acquisition of TAAG.

*2	Deferred income tax liabilities decreased due to a decrease in the market value of securities.

*3	Net unrealized gains on securities decreased due to a decrease in the market value of securities. Foreign currency translation adjustment also decreased due to the appreciation of the yen.

*4	In fiscal 2009, Kyocera Corporation acquired treasury stock in order to prepare for the expeditious execution of capital strategies in the future.

Consolidated Statements of Income

	(Yen in millions)
	Years ended March 31,		Increase (Decrease)
	2008	2009
	Amount	Amount
Net sales	¥1,290,436	¥1,128,586	¥(161,850)
Cost of sales	883,763	836,638	(47,125)

Gross profit	406,673	291,948	(114,725)
Selling, general and administrative expenses	254,253	248,529	(5,724	)*1

Profit from operations	152,420	43,419	(109,001)
Other income (expenses):
Interest and dividend income	18,444	15,441	(3,003	)*2
Interest expense	(1,480)	(1,206)	274
Foreign currency transaction losses, net	(956)	(91)	865
Equity in earnings of affiliates and unconsolidated subsidiaries	6,091	6,460	369
Losses on sale of securities, net	(622)	(2,840)	(2,218)
Losses on impairment of securities	(248)	(7,141)	(6,893	)*3
Other, net	1,193	1,940	747

Total other income	22,422	12,563	(9,859)

Income before income taxes and minority interests	174,842	55,982	(118,860)
Income taxes	60,235	22,779	(37,456)

Income before minority interests	114,607	33,203	(81,404)
Minority interests	(7,363)	(3,697)	3,666

Net income	¥107,244	¥29,506	¥(77,738)

Remarks:

*1	Selling, general and administrative expenses in fiscal 2009 includes gains from sales of real estate.

*2	Interest income of subsidiaries in the United States decreased due to lower interest rates in the United States.

*3	Losses on impairment of securities increased due to a decrease in the market value of securities.

Consolidated Statement of Stockholders’ Equity (From April 1, 2008 to March 31, 2009)

	(Yen in millions and shares in thousands)

(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2008 (189,454)	¥115,703	¥162,864	¥1,143,821	¥44,066	¥(15,289)
Adjustment for applying SFAS No. 158 to opening balance (Note)			(522)	(418)
Net income for the year			29,506			¥29,506
Net unrealized losses on securities				(53,178)		(53,178)
Net unrealized losses on derivative financial instruments				(341)		(341)
Pension adjustments				(12,394)		(12,394)
Foreign currency translation adjustments				(32,408)		(32,408)

Total comprehensive income for the year						¥(68,815)

Cash dividends			(22,755)
Purchase of treasury stock (6,283)					(38,219)
Reissuance of treasury stock (357)		106			2,940
Stock option plan of subsidiaries		181

Balance, March 31, 2009 (183,528)	¥115,703	¥163,151	¥1,150,050	¥(54,673)	¥(50,568)

Note:	Statement of Financial Accounting Standards (SFAS) No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No.87, 88, 106, and 132 (R).”

Consolidated Cash Flows (For Reference Only)

	(Yen in millions)
	Years ended March 31,
	2008	2009
Cash flow from operating activities	196,935	99,664
Cash flow from investing activities	14,894	(201,957)
Cash flow from financing activities	(28,071)	(64,287)
Effect of exchange rate changes on cash and cash equivalents	(18,380)	(11,759)
Net increase (decrease) in cash and cash equivalents	165,378	(178,339)
Cash and cash equivalents at beginning of year	282,208	447,586
Cash and cash equivalents at end of year	447,586	269,247

Notes to Consolidated Financial Statements

1. Basis of preparation of Consolidated Financial Statements

(1)	Scope of consolidation

Number of consolidated subsidiaries: 209

Major consolidated subsidiaries: Kyocera Mita Corporation, AVX Corporation and Kyocera International, Inc.

Major non-consolidated subsidiary: Kyoto Purple Sanga Co., Ltd.

This subsidiary is excluded from the scope of consolidation because its total assets, net sales, net income and retained earnings are immaterial to a reasonable judgment of the consolidated financial condition and business results of Kyocera.

(2)	Scope of application of the equity method

Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: 12

Major affiliate accounted for by the equity method: Willcom, Inc.

(3)	Changes in scope of consolidation

Increase by acquisition, etc.: 41, Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.

                                                TA Triumph-Adler Aktiengesellschaft and others

Decrease by liquidation, etc.: 6, Kyocera Zhenhua Communication Equipment Co., Ltd. and others

(4)	Changes in scope of application of the equity method

Increase by acquisition, etc.: 2, Consulta Burotechnik Spol.S.R.O. and others

Decrease by liquidation, etc.: 2, TA Triumph-Adler Aktiengesellschaft and others

(5)	Summary of significant accounting policies

(i)	Standards of preparation of consolidated financial statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States pursuant to the provision of paragraph 1 of Article 120 of the Corporate Calculation Rules of Japan. Certain disclosures and footnotes required under principles generally accepted in the United States are omitted pursuant to the same provision.

(ii)	Valuation of inventories

Finished goods and work in process are mainly stated at the lower of cost or market, the cost being determined by the average method. Other inventories are mainly stated at the lower of cost or market, the cost being determined by the first-in, first-out method.

(iii)	Valuation of securities

Kyocera has adopted SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” for certain debt and equity securities. Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in “accumulated other comprehensive income,” net of tax.

(iv)	Depreciation method for property, plant and equipment

Depreciation is computed based mainly on the declining-balance method.

(v)	Goodwill and other intangible assets

Kyocera has adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimate useful lives.

(vi)	Accounting for allowance and accruals

Allowance for doubtful accounts:

In anticipation of uncollectible accounts receivable, Kyocera provides allowance for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

Accrued pension and severance liabilities:

Kyocera adopts SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6)	Accounting change

In September 2006, Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements related to financial assets and financial liabilities were effective April 1, 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities had no material impact on Kyocera’s consolidated results of operations and financial position.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No.87, 88, 106, and 132 (R).” SFAS No. 158 requires an employer to measure the funded status of a benefit plan as of the date of its fiscal year-end statement of financial position for the years ended after December 15, 2008. Kyocera adopted this measurement date provision in fiscal 2009 and measured the funded status of its benefit plans at the date of its fiscal year-end statement of financial position. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at the beginning of the year decreased by ¥522 million and ¥418 million, respectively.

2. Notes to Consolidated Balance Sheets

(Yen in millions)
(1) Allowances for doubtful accounts -non-current	¥2,478

(2) Accumulated other comprehensive income

Net unrealized gains on securities	¥11,621
Net unrealized losses on derivative financial instruments	¥(145)
Pension adjustments	¥53
Foreign currency translation adjustments	¥(66,202)

(3) Assets pledged as collateral

Tangible fixed assets	¥5,059
Intangible fixed assets	¥1,950

* Tangible fixed assets and intangible fixed assets above are pledged against “current portion of long-term debts” and “long-term debts” in a total amount of ¥3,501 million.

(4) Guarantee obligation

Guarantees for debts	¥804

3. Notes to Consolidated Statement of Stockholders’ Equity

(1) Total number of shares issued

	(Shares in thousands)
Class of shares	March 31, 2008	Increase	Decrease	March 31, 2009
Common stock	191,309	—	—	191,309

(2) Distribution of surplus

(i) Dividends paid

Resolution	Class of shares	Aggregate amount	Per share amount	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2008	Common stock	¥11,367 million	¥60	March 31, 2008	June 27, 2008
Board of Directors held on October 30, 2008	Common stock	¥11,387 million	¥60	September 30, 2008	December 5, 2008

(ii) Dividends of which record date falls in fiscal 2009 with an effective date in fiscal 2010

Resolution	Class of shares	Source of dividend	Aggregate amount	Per share amount	Record date	Effective date
Ordinary General Meeting of Shareholders to be held on June 25, 2009	Common stock	Retained earnings	¥11,012 million	¥60	March 31, 2009	June 26, 2009

4. Notes to per share information

(1) Stockholders’ equity per share		¥7,212.32

(2) Earnings per share	Basic	¥157.27
	Diluted	¥157.23

Balance Sheets

	(Yen in millions)
	March 31,
	2008	2009
	Amount	Amount
Current assets :
Cash and bank deposits	¥123,465	¥39,939
Trade notes receivable	18,658	4,147
Trade accounts receivable	113,025	99,853
Marketable securities	223,900	201,597
Finished goods and merchandise	21,246	20,535
Work in process	19,978	20,702
Raw materials	15,232	—
Supplies	1,527	—
Raw materials and Supplies	—	13,573
Advance payments	19,415	28,426
Prepaid expenses	87	387
Deferred income taxes	13,915	12,525
Short-term loans to subsidiaries	8,552	7,987
Other accounts receivable	12,498	6,281
Refundable income tax	—	10,178
Other current assets	2,500	1,735
Allowances for doubtful accounts	(1,022)	(116)

Total current assets	592,976	467,749

Non-current assets :
Tangible fixed assets :
Buildings	38,108	39,800
Structures	1,967	2,113
Machinery and equipment	42,701	35,082
Vehicles	19	13
Tools, furniture and fixtures	7,823	8,040
Land	33,871	35,415
Leased assets	—	86
Construction in progress	1,432	2,613

Total tangible fixed assets	125,921	123,162

Intangible assets :
Goodwill	—	9,638
Patent rights	5,335	3,170
Trademark	104	1,864
Software	633	679
Leased Assets	—	60
Other intangible assets	14	7,114

Total intangible assets	6,086	22,525

Investments and other assets :
Investments in securities	400,838	315,615
Investments in subsidiaries and affiliates	260,833	268,877
Investments in subsidiaries and affiliates other than equity securities	27,623	30,412
Long-term loans to subsidiaries	23,181	27,594
Impaired loans	229	516
Long-term prepaid expenses	1,521	1,252
Long-term deposits	25,000	19,000
Security deposits	1,773	1,689
Other investments	242	243
Allowances for doubtful accounts	(263)	(559)

Total investments and other assets	740,977	664,639

Total non-current assets	872,984	810,326

Total assets	¥1,465,960	¥1,278,075

Note:	The balance sheets and the statements of income of the previous fiscal year are presented solely for the reference.

	(Yen in millions)
	March 31,
	2008	2009
	Amount	Amount
Current liabilities :
Trade accounts payable	¥53,146	¥32,979
Lease obligations	—	43
Other payables	38,312	31,837
Accrued expenses	8,288	7,661
Income taxes payables	13,616	283
Advance received	604	267
Deposits received	2,378	2,433
Unearned income	15	—
Accrued bonuses	11,726	10,336
Accrued bonuses for Directors and Corporate Auditors	133	24
Warranty reserves	5,363	6,879
Allowances for sales returns	149	122
Other current liabilities	—	1,150

Total current liabilities	133,730	94,014

Non-current liabilities :
Lease obligations	—	114
Long-term accounts payable	703	96
Deferred income taxes	102,102	54,941
Accrued pension and severance costs	8,809	9,065
Retirement allowances for Directors , Corporate Auditors and Executive Officers	1,030	1,063
Other non-current liabilities	171	168

Total non-current liabilities	112,815	65,447

Total liabilities	246,545	159,461

Net assets
Stockholders’ equity:
Common stock	115,703	115,703
Capital surplus:
Additional paid-in capital	192,555	192,555
Other capital surplus	381	486
Total capital surplus	192,936	193,041
Retained earnings:
Legal reserves	17,207	17,207
Other retained earnings:	716,316	707,584
Reserve for special depreciation	555	396
Reserve for research and development	1,000	1,000
Reserve for dividends	1,000	1,000
Reserve for retirement benefits	300	300
Reserve for overseas investments	1,000	1,000
General reserve	643,837	688,837
Unappropriated retained earnings	68,624	15,051

Total retained earnings	733,523	724,791
Treasury stock, at cost	(15,289)	(50,568)
Total stockholders’ equity	1,026,873	982,967
Difference of appreciation and conversion
Net unrealized gains on other securities	192,542	135,647

Total net assets	1,219,415	1,118,614

Total liabilities and net assets	¥1,465,960	¥1,278,075

Statements of Income

	(Yen in millions)
	Years ended March 31,
	2008	2009
	Amount	Amount
Net sales	¥539,320	¥521,993
Cost of sales	413,420	448,285

Gross profit	125,900	73,708
Selling, general and administrative expenses	77,349	82,244

Profit (loss) from operations	48,551	(8,536)
Non-operating income :
Interest and dividend income	35,839	33,754
Foreign currency transaction gains, net	1,200	2,068
Other non-operating income	7,860	3,493

Total non-operating income	44,899	39,315
Non-operating expenses :
Interest expense	20	23
Other non-operating expenses	3,219	1,764

Total non-operating expenses	3,239	1,787

Recurring profit	90,211	28,992
Non-recurring gain :
Gain on sale of tangible fixed assets	46	286
Reversal of allowance for doubtful accounts	7	2
Repatriation of settlement with foreign tax authorities	1,832	32
Other non-recurring gain	375	18

Total non-recurring gain	2,260	338
Non-recurring loss :
Depreciation expense	2,851	—
Loss on sale and disposal of tangible fixed assets	671	589
Impairment losses	—	2,309
Loss on impairment of investment securities	—	1,651
Loss on impairment of investments in subsidiaries	—	10,156
Other non-recurring loss	102	119

Total non-recurring loss	3,624	14,824

Income before income taxes	88,847	14,506
Income taxes – current	26,837	(1,077)
Refund of income taxes – previous years	(2,442)	(578)
Income taxes – deferred	(3,407)	2,138

Net income	¥67,859	¥14,023

Statement of Changes in Net Assets

(Yen in millions)
Years ended March 31, 2009
Stockholders’ equity
Common stock
Balance, March 31, 2008	¥115,703
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2009	115,703

Capital surplus
Additional paid-in capital
Balance, March 31, 2008	192,555
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2009	192,555

Other capital surplus
Balance, March 31, 2008	381
Changes in net assets
Reissuance of treasury stock	105

Total changes in net assets	105

Balance, March 31, 2009	486

Total capital surplus
Balance, March 31, 2008	192,936
Changes in net assets
Reissuance of treasury stock	105

Total changes in net assets	105

Balance, March 31, 2009	193,041

Retained earnings
Legal reserves
Balance, March 31, 2008	17,207
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2009	17,207

Other retained earnings
Reserve for special depreciation
Balance, March 31, 2008	555
Changes in net assets
Appropriation to reserve for special depreciation	98
Reversal of reserve for special depreciation	(257)

Total changes in net assets	(159)

Balance, March 31, 2009	¥396

(Yen in millions)
Years ended March 31, 2009
Reserve for research and development
Balance, March 31, 2008	¥1,000
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2009	1,000

Reserve for dividends
Balance, March 31, 2008	1,000
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2009	1,000

Reserve for retirement benefits
Balance, March 31, 2008	300
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2009	300

Reserve for overseas investments
Balance, March 31, 2008	1,000
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2009	1,000

General reserve
Balance, March 31, 2008	643,837
Changes in net assets
Appropriation to general reserve	45,000

Total changes in net assets	45,000

Balance, March 31, 2009	688,837

Unappropriated retained earnings
Balance, March 31, 2008	68,624
Changes in net assets
Appropriation to reserve for special depreciation	(98)
Reversal of reserve for special depreciation	257
Appropriation to general reserve	(45,000)
Dividends	(22,755)
Net income	14,023

Total changes in net assets	(53,573)

Balance, March 31, 2009	15,051

Total retained earnings
Balance, March 31, 2008	733,523
Changes in net assets
Appriation to reserve for special depreciation	—
Reversal of reserve for special depreciation	—
Appropriation to general reserve	—
Dividends	(22,755)
Net income	14,023

Total changes in net assets	(8,732)

Balance, March 31, 2009	¥724,791

(Yen in millions)
Years ended March 31, 2009
Treasury stock
Balance, March 31, 2008	¥(15,289)
Changes in net assets
Purchase of treasury stock	(38,219)
Reissuance of treasury stock	2,940

Total changes in net assets	(35,279)

Balance, March 31, 2009	(50,568)

Total stockholders’ equity
Balance, March 31, 2008	1,026,873
Changes in net assets
Dividends	(22,755)
Net income	14,023

Purchase of treasury stock	(38,219)
Reissuance of treasury stock	3,045

Total changes in net assets	(43,906)

Balance, March 31, 2009	982,967

Difference of appreciation and conversion
Net unrealized gains on other securities
Balance, March 31, 2008	192,542
Changes in net assets
Net change in items other than stockholders’ equity	(56,895)

Total changes in net assets	(56,895)

Balance, March 31, 2009	135,647

Total unrealized gain(loss) on appreciation and conversion
Balance, March 31, 2008	192,542
Changes in net assets
Net change in items other than stockholders’ equity	(56,895)

Total changes in net assets	(56,895)

Balance, March 31, 2009	135,647

Total net assets
Balance, March 31, 2008	1,219,415
Changes in net assets
Dividends	(22,755)
Net income	14,023
Purchase of treasury stock	(38,219)
Reissuance of treasury stock	3,045
Net change in items other than stockholders’ equity	(56,895)

Total changes in net assets	(100,801)

Balance, March 31, 2009	¥1,118,614

Notes to Financial Statements

1. Summary of Significant Accounting Policies

(1) Standards and methods of valuation of assets

Held-to-maturity securities:	Amortized cost method (straight-line method)

Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities:

Marketable:	Based on market price as of the balance sheet date (unrealized gains and losses on those securities are reported in stockholders’ equity and cost is determined by the moving average method)

Non-marketable:	Cost determined by the moving average method

Derivative financial instruments:	Mark-to-market method

Inventories:	Cost determined based on acquisition costs with adjustment by write-down taking into consideration decline of profitability

Finished goods, merchandise and work in process:	The cost of finished goods and work in process are mainly determined by the average cost method. The cost of merchandise is determined mainly by the last purchase method.

Raw materials and supplies:	Raw materials and supplies, except those for telecommunications equipment, are valued at cost, the cost being determined by the last purchase method. Raw materials for telecommunications equipment are valued at cost, the cost being determined by the first-in, first-out method.

(2) Depreciation of non-current assets:

Tangible fixed assets (except for lease asset):

Depreciation is computed at rates based on the estimated useful lives of assets using the declining-balance method.

The principal estimated useful lives are as follows:

Buildings and structures:

    2 years - 33 years

Machinery and equipment, and Tools, furniture and fixtures:

    2 years - 10 years

Intangible fixed assets (except for lease asset):	Amortization is computed using the straight-line method based on, in case of some patents, the depreciation period set by Kyocera Corporation, and, in case of software for its own use, the useful life thereof in Kyocera Corporation (two years).

Lease asset:	Straight-line method, using the lease periods as the estimate useful lives of such assets.

Long-term prepaid expenses:	Amortization is computed using the straight-line method based on the estimated useful lives of assets.

(3) Accounting for allowances and accruals

Allowances for doubtful accounts:	In anticipation of uncollectible accounts receivable, Kyocera Corporation provides allowance for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

Accrued bonuses for employees:	In order to prepare for bonuses to employees, accrued bonuses are provided based on the amounts expected to be paid, which are determined based on actual payments made in the previous fiscal year.

Accrued bonuses for Directors and Corporate Auditors:	In order to prepare for bonuses to Directors and Corporate Auditors, accrued bonuses are provided based on the amounts expected to be paid.

Warranty reserves:	Warranty reserves are provided to prepare for the cost for after sales service for telecommunications equipment and applied ceramic products based upon the amounts expected to be paid, which are determined taking into account actual payments made in the past, etc.

Allowances for sales returns:	Allowances for sales returns are provided to prepare for losses from write off of products as a result product returns based on the past actual return ratio of unaccepted products multiplied by the amount of the uninspected products at the end of fiscal year.

Accrued pension and severance costs:	In order to prepare for provision of retirement benefits to employees, accrued pension and severance costs are recognized based on projected benefit obligations and plan assets as of the balance sheet date. Unrecognized prior year service cost is amortized over the estimated average remaining service period of employees using the straight-line method. Actuarial gains or losses are amortized over the estimated average remaining service period of employees using the straight-line method following the year in which they are incurred.

Retirement allowances for Directors, Corporate Auditors and Executive Officers:	In order to prepare for retirement benefits to Directors, Corporate Auditors and Executive Officers, retirement allowances for Directors, Corporate Auditors and Executive Officers are provided based on the amounts expected to be paid in accordance with the internal rules of Kyocera Corporation.

(4) Other significant policies

The consumption taxes:	Consumption taxes withheld upon sale and consumption taxes paid for purchases of goods and services are not included in the amounts of the respective revenue and cost or expense items in the accompanying statements of income.

(5)	Change of accounting policies

(i)	Change of accounting method of royalty income

Commencing from fiscal 2009, royalty income, which had been recorded in non-operating profit, is presented as net sales. Kyocera Corporation believes this change will show actual conditions more properly, because, based on sales plans in the solar energy group, royalty income is expected to increase, and royalty income is the main income from operating activities. As a consequence, net sales increased by ¥1,971 million and operating loss decreased by ¥1,971 million, however, this change did not affect recurring profit or income before income taxes.

(ii)	Accounting Standard for Measurement of Inventories

Commencing from fiscal 2009, “Accounting Standard for Measurement of Inventories” (Accounting Standard Board of Japan Statement No. 9 dated July 5, 2006) has been adopted. As a result, inventories are valued on a cost basis (with adjustment by write-down taking into consideration decline of profitability). In addition, ¥1,171 million of loss on disposal of inventories, which had been recorded in non-operating expenses, is presented as cost of sales, and inventories were valued in accordance with such Statement. The effect of applying this standard increased loss from operations by ¥1,501 million, while decreasing recurring profit and income before income taxes by ¥330 million.

(iii)	Accounting Standard for Lease Transactions

Since fiscal 2009, “Accounting Standard for Lease Transactions” (Accounting Standard Board of Japan Statement No. 13 dated June 17, 1993) (First Section of the Business Accounting Council) as amended as of March 30, 2007) and the “guidance on accounting standard for lease transactions” (Guideline on Accounting Standard No. 16 dated January 18, 1994) (Accounting Practice Committee, Japanese Institute of Certified Public Accountants), as amended as of March 30, 2007, have been applied. There was no material impact from this adoption.

(iv)	Amendments to Accounting Standard for Retirement Benefits

Commencing from fiscal 2009, the amendments to “accounting standard for retirement benefits (Part 3)” (Accounting Standard Board of Japan Statement No. 19) (dated July 31, 2008) have become applicable to financial statements for fiscal years commencing prior to March 31, 2009. There was no impact from this adoption, because actuarial gains or losses arising in fiscal 2009 are amortized as from fiscal 2010. In addition, there is no difference in the projected benefit obligation arising from this adoption.

(v)	Balance sheet presentation

Commencing from fiscal 2009, “raw materials” and “supplies,” which had been stated separately, are presented as “raw materials and supplies” due to the issuance of “Partial amendments to the Cabinet Office Ordinance for Regulations Concerning the Terminology, Forms and Preparation Methods” (the Cabinet Ordinance No. 50 dated August 7, 2008). The amounts of “raw materials” and “supplies” are ¥12,862 million and ¥711 million, respectively.

(vi)	Balance sheet presentation

Commencing from fiscal 2009, refundable income tax, which had been recorded in “other accounts receivable,” is separately presented as “refundable income tax.”

2. Notes to Balance Sheets:

(1) Accumulated depreciation of tangible fixed assets:	¥372,170 million

(2) Guarantees

Principal Debtors	Amount guaranteed	Subject of Guarantee
Kyocera International Co., Ltd.	¥13 million	Debt from operational transactions
Kyoto Broadcasting System Company Limited	¥309 million	Loan from financial institutions

Total	¥322 million

Keep-well letters and guidance for management:

Parties requesting issuance of keep-well letter	Amount covered	Subject of keep-well letter
Kyocera Realty Development Co., Ltd.	¥1,129 million	Guidance for repayment of loans from financial institutions
Kyoto Purple Sanga Co., Ltd.	¥400 million	Guidance for repayment of loans from financial institutions

Total	¥1,529 million

(3) Current receivables from and short-term loans to affiliates:	¥70,396 million
Long-term receivables from affiliates:	¥27,842 million
Current payables to affiliates	¥12,859 million
Long-term payables to affiliates	¥70 million

3. Notes to Statements of Income:
Transactions with affiliates:

Operational transactions:
Net sales	¥251,370 million
Purchases	¥119,659 million
Selling, general and administrative expenses	¥7,020 million

Non-operational transactions:
Interest and dividend income	¥24,267 million
Miscellaneous income	¥1,031 million
Miscellaneous losses	¥952 million
Repatriation of settlement with foreign tax authorities	¥32 million
Non-recurring losses	¥111 million
Purchased amount of assets	¥839 million
Selling amount of assets	¥12 million

4. Notes to Statement of Changes in Net Assets

Number and class of treasury shares

	(Shares in thousands)
	March 31, 2008	Increase	Decrease	March 31, 2009
Common stock	1,855	6,283	357	7,781

Total	1,855	6,283	357	7,781

Increase:
Shareholders’ request for purchase of shares not constituting one unit:	27 thousand shares
Market purchase based on the resolution at the Board of Directors:	6,256 thousand shares

Decrease:
Exercise of Stock Acquisition Rights:	344 thousand shares
Shareholders’ request for sale of shares not constituting one unit:	13 thousand shares

5. Notes to Accounting for the Effects of Income Taxes

(Yen in millions)
(1) Current:
Deferred tax assets:
Accrued bonuses	¥4,238
Loss on revaluation of inventory	3,223
Warranty reserves	2,820
Other accounts payable and accrued expense	1,468
Other	913

Total deferred tax assets	12,662
Deferred tax liabilities:
Reserve for special depreciation	(137)

Total deferred tax liabilities	(137)

Deferred tax assets, net	¥12,525

(2) Non-current:
Deferred tax assets:
Depreciation of fixed assets	¥23,802
Loss on revaluation of investment in securities Differed tax asset included accelerated amortization	11,875 5,115
Reserve for retirement benefits	3,716
Undeduction of foreign tax credit	484
Others	6,728

Sub-total of deferred tax assets	51,720
Valuation allowances	(12,260)

Total deferred tax assets	39,460
Deferred tax liabilities:
Reserve for special depreciation	(138)
Net unrealized gain on other securities	(94,263)

Total deferred tax liabilities	(94,401)
Deferred tax liabilities, net	¥(54,941)

6. Notes to fixed assets used by finance lease

Some of fixed assets used by finance lease are off balance, which consist mainly of manufacturing equipment and computer.

7. Notes concerning Related Party Transactions

	(Yen in millions)
Relationship	Name of entity	Percentage of voting rights held	Relationship with the entity	Substance of transactions	Amount of transactions	Item	Outstanding transaction amounts as of the end of the fiscal year
Subsidiaries	Kyocera Mita Corporation	100%	Sales of Kyocera Corporation’s products. Interlocking officers.	Extension of loan (Note 1)	¥9,580	Long term loans	¥13,000

	Shanghai Kyocera Electronics Co., Ltd.	100%	Manufacture of Kyocera Corporation’s products. Interlocking officers.	Bearing depreciation costs (Note 2)	¥738	—	—
				Bearing write offs of machinery and equipment, etc. (Note 3)	¥106	—	—

Affiliate	Willcom, Inc.	30%	Sales of Kyocera Corporation’s products. Interlocking officers.	Sales of products, etc. (Note 4)	¥27,150	Accounts receivable	¥17,824

Notes:

1.	Conditions of the loans have been reasonably determined, taking into account market interest rates, etc.

2.	Conditions for bearing depreciation costs have been determined based on agreement between the parties.

3.	Conditions for bearing write offs of machinery and equipment have been determined based on the agreement between the parties.

4.	Conditions of sales of products, etc. have been determined on the same basis as other general commercial trade, taking into consideration market prices, etc.

8. Notes to per share information

1. Net assets per share:	¥6,095.06

2. Earnings per share:	¥74.74

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 22, 2009

To the Board of Directors of

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, CPA
Engagement Partner
Keiichiro Kagi, CPA
Engagement Partner

We have audited, pursuant to Article 444, paragraph 4 of the Corporation Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of stockholders’ equity and the notes to the consolidated financial statements of Kyocera Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2008 to March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kyocera Corporation and its consolidated subsidiaries as of March 31, 2009 and the consolidated result of their operations for the year then ended in conformity with accounting principles generally accepted in the United States of America pursuant to the provision of paragraph 1 of Article 120 of the Corporation Act of Japan. (Refer to Note 1 “Basis of preparation of Consolidated Financial Statements” to the consolidated financial statements.)

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Copy of Audit Report of Accounting Auditors

Independent Auditors’ Report

(English Translation)

May 22, 2009

To the Board of Directors of

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, CPA
Engagement Partner
Keiichiro Kagi, CPA
Engagement Partner

We have audited, pursuant to Article 436, paragraph 2 - 1, of the Corporation Act of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereof of Kyocera Corporation (hereinafter referred to as the “Company”) for the 55th fiscal year from April 1, 2008 to March 31, 2009. These financial statements and supplementary schedules thereof are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules thereof based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules thereof. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules thereof referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009 and the result of its operation for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Copy of Audit Report of Board of Corporate Auditors

Audit Report

(English Translation)

The Board of Corporate Auditors, based on audit reports prepared by each Corporate Auditor related to the execution of duties of Directors during the 55th fiscal year from April 1, 2008 to March 31, 2009, hereby reports its results of audit after deliberations, as the unanimous opinion of all Corporate Auditors, as follows:

1. Audit Methods by individual Corporate Auditors and by the Board of Corporate Auditors

The Board of Corporate Auditors established auditing policies, auditing plans and role sharing for the fiscal year and received audit reports from each Corporate Auditor on the execution of his auditing activities and the result thereof. In addition, it received reports on the execution of duties from Directors, etc. and from the Independent Auditors, and, when necessary, requested their explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors set by the Board of Corporate Auditors, each Corporate Auditor communicated with Directors, internal audit division such as Risk Management Division and employees of Kyocera Corporation (hereinafter referred to as the “Company”) and endeavored to gather information and create an improved environment for auditing, according to the auditing policies, auditing plans and role sharing for the fiscal year. Corporate Auditors also attended the meetings of the Board of Directors and other important meetings, received reports from Directors, internal audit division and employees of the Company on business execution, and, when necessary, requested their explanations regarding those reports. Corporate Auditors also inspected documents related to important decisions and examined operations and assets at the Company’s head office, plants and major operational establishments. In addition, Corporate Auditors had regular meetings with Chairman of the Board and Representative Director and President and Representative Director of the Company and exchanged opinions and information on issues, etc. with respect to auditing. Corporate Auditors also monitored and examined the resolution of the Board of Directors regarding the systems required by Paragraph 1 and 3 of Article 100 of the Execution Rules of the Corporation Act as being necessary for ensuring that the execution of duties by Directors shall be in compliance with laws and regulations and with the Company’s Articles of Incorporation and that the Company’s operations shall be conducted appropriately, and the status of the systems (internal control systems) established under such resolution.

With respect to the internal control systems regarding financial reporting, Corporate Auditors received reports on the evaluation of such internal control systems and the auditing condition from Directors, etc. and from Kyoto Audit Corporation, and, when necessary, requested their explanations regarding those reports.

With respect to subsidiaries, Corporate Auditors had regular meetings with Corporate Auditors, etc. of subsidiaries and facilitated communications with Directors of them too, and, when necessary, attended the important meetings, received reports on business, requested their explanations and expressed opinions. Based on the foregoing methods, Corporate Auditors reviewed the business report of the fiscal year and the supplementary schedules.

In addition, Corporate Auditors monitored and examined whether the Independent Auditors maintain their independence and performed their audits in an appropriate manner, and received reports from the Independent Auditors on the execution of their duties and, when necessary, requested their explanations regarding those reports. Corporate Auditors also received notification from the Independent Auditors that they have taken steps to improve the “system for ensuring appropriate execution of their duties” (as enumerated in Article 131 of the Corporate Calculation Rules of Japan) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005) and, when necessary, requested their explanations regarding such notification. Based on the foregoing methods, Corporate Auditors reviewed the financial statements (balance sheet, statement of income, statement of changes in net assets and notes to financial statements) for the fiscal year and supplementary schedules thereto as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of stockholders’ equity and notes to consolidated financial statements).

2. Results of Audit

(1) Result of the audit of the business report, etc.

(i)	The business report and the supplementary schedules thereto fairly present the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(ii)	There has been neither unfair conduct nor any material violation of Japanese law or regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(iii)	The content of the resolution by the Board of Directors regarding internal control systems is due and proper. Furthermore, nothing has arisen that requires comment with respect to the Directors’ execution of internal control systems, including financial reporting.

(2) Result of the audit of financial statements and supplementary schedules thereto

The methods and results of the audit by the Independent Auditors, Kyoto Audit Corporation, are due and proper.

(3) Result of the audit of consolidated financial statements

The methods and results of the audit by the Independent Auditors, Kyoto Audit Corporation are due and proper.

May 27, 2009

Board of Corporate Auditors

Kyocera Corporation

Yoshihiko Nishikawa

Full-time Corporate Auditor

Kokichi Ishibitsu

Full-time Corporate Auditor

Osamu Nishieda

Corporate Auditor

Shigekazu Tamura

Corporate Auditor

Kazuo Yoshida

Corporate Auditor

Note:

Osamu Nishieda, Shigekazu Tamura and Kazuo Yoshida are outside Corporate Auditors as required under Item 16 of Article 2 and Paragraph 3 of Article 335 of the Corporation Act.